Exhibit 99.1

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2026

This management’s discussion and analysis (“MD&A”), prepared as of July 29, 2026, relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as at June 30, 2026 and for the three and six months then ended, and is intended to supplement and complement Kinross Gold Corporation’s unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2026 and the notes thereto (the “interim financial statements”). Readers are cautioned that the MD&A contains forward-looking statements about expected future events and financial and operating performance of the Company, and that actual events may vary from management’s expectations. Readers are encouraged to read the “Cautionary Statement on Forward Looking Information” included with this MD&A and to consult Kinross Gold Corporation’s annual audited consolidated financial statements for the year ended December 31, 2025 and corresponding notes therein which are available on the Company’s website at www.kinross.com and on www.sedarplus.ca. The interim financial statements and MD&A are presented in U.S. dollars. The interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the three and six months ended June 30, 2026, as well as our outlook.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis" on page 27 and in the “Cautionary Statement on Forward-Looking Information” on pages 36–37 of this MD&A. In certain instances, references are made to relevant notes in the interim financial statements for additional information.

This MD&A references attributable average realized gold price per ounce, attributable production cost of sales per equivalent ounce sold, attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis, attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis, adjusted net earnings, adjusted net earnings per share, attributable adjusted operating cash flow, attributable capital expenditures, and attributable free cash flow, all of which are non-GAAP financial measures or ratios. The definitions and reconciliations of these non-GAAP financial measures and ratios are included in Section 11 of this MD&A.

Where we say “we”, “us”, “our”, the “Company” or “Kinross”, we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the “industry”, we mean the gold mining industry.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2026

1.	DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, Brazil, Chile, Mauritania and Finland. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow. Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Commodity prices continue to be volatile as economies around the world continue to experience economic challenges along with political changes and uncertainties. Volatility in the price of gold and silver impacts the Company’s revenue and royalty costs, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Brazilian real, Chilean peso, Mauritanian ouguiya and Canadian dollar relative to the U.S. dollar, may have an impact on the Company’s operating costs and capital expenditures.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2026

Consolidated Financial and Operating Highlights

(in millions, except ounces, per share amounts	Three months ended June 30,				Six months ended June 30,
and per ounce amounts)	2026	2025	Change	% Change	2026	2025	Change	% Change
Operating Highlights(a)
Total gold equivalent ounces(b)
Produced	501,341	530,077	(28,736)	(5)%	1,002,282	1,059,938	(57,656)	(5)%
Sold	499,035	526,223	(27,188)	(5)%	993,163	1,050,312	(57,149)	(5)%
Attributable gold equivalent ounces(b)
Produced	492,326	512,574	(20,248)	(4)%	984,889	1,024,662	(39,773)	(4)%
Sold	490,240	508,300	(18,060)	(4)%	976,095	1,014,864	(38,769)	(4)%
Gold ounces - sold	486,507	519,391	(32,884)	(6)%	968,979	1,035,659	(66,680)	(6)%
Silver ounces - sold (000’s)	771	666	105	16%	1,445	1,367	78	6%

Earnings(a)
Metal sales	$2,238.1	$1,728.5	$509.6	29%	$4,645.8	$3,226.0	$1,419.8	44%
Production cost of sales	$674.7	$568.4	$106.3	19%	$1,365.2	$1,115.1	$250.1	22%
Depreciation, depletion and amortization	$275.5	$262.9	$12.6	5%	$551.2	$551.3	$(0.1)	0%
Operating earnings	$1,186.4	$774.8	$411.6	53%	$2,524.5	$1,345.2	$1,179.3	88%
Net earnings attributable to common shareholders	$844.2	$530.7	$313.5	59%	$1,687.2	$898.7	$788.5	88%
Net earnings per share attributable to common shareholders (basic and diluted)	$0.71	$0.43	$0.28	65%	$1.41	$0.73	$0.68	93%
Adjusted net earnings(c)	$847.8	$541.0	$306.8	57%	$1,701.9	$905.0	$796.9	88%
Adjusted net earnings per share(c)	$0.71	$0.44	$0.27	61%	$1.42	$0.74	$0.68	92%

Cash Flow(a)
Net cash flow provided from operating activities	$1,145.9	$992.4	$153.5	15%	$2,285.4	$1,599.5	$685.9	43%
Attributable adjusted operating cash flow(c)	$1,111.9	$883.4	$228.5	26%	$2,241.2	$1,503.7	$737.5	49%
Capital expenditures(d)	$411.0	$306.1	$104.9	34%	$694.2	$513.8	$180.4	35%
Attributable capital expenditures(c)	$406.2	$301.8	$104.4	35%	$685.1	$505.9	$179.2	35%
Attributable free cash flow(c)	$726.8	$646.6	$80.2	12%	$1,564.3	$1,027.4	$536.9	52%

Per Ounce Metrics(a)
Average realized gold price per ounce(e)	$4,483	$3,284	$1,199	37%	$4,677	$3,071	$1,606	52%
Attributable average realized gold price per ounce(c)	$4,487	$3,285	$1,202	37%	$4,679	$3,071	$1,608	52%
Production cost of sales per equivalent ounce sold(b)(f)	$1,352	$1,080	$272	25%	$1,375	$1,062	$313	29%
Attributable production cost of sales per equivalent ounce sold(b)(c)	$1,336	$1,074	$262	24%	$1,358	$1,056	$302	29%
Attributable production cost of sales per ounce sold on a by-product basis(c)	$1,253	$1,044	$209	20%	$1,275	$1,027	$248	24%
Attributable all-in sustaining cost per equivalent ounce sold(b)(c)	$1,821	$1,493	$328	22%	$1,777	$1,424	$353	25%
Attributable all-in sustaining cost per ounce sold on a by-product basis(c)	$1,751	$1,469	$282	19%	$1,704	$1,400	$304	22%
Attributable all-in cost per equivalent ounce sold(b)(c)	$2,404	$1,936	$468	24%	$2,302	$1,808	$494	27%
Attributable all-in cost per ounce sold on a by-product basis(c)	$2,348	$1,918	$430	22%	$2,242	$1,789	$453	25%

(a)	All measures and ratios include 100% of the results from Manh Choh, except measures and ratios denoted as “attributable.” “Attributable” measures and ratios include Kinross’ 70% share of Manh Choh production, sales, cash flow, capital expenditures and costs, as applicable.

(b)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter and first six months of 2026 was 61.61:1 and 59.53:1, respectively (second quarter and first six months of 2025 – 97.41:1 and 93.60:1, respectively).

(c)	The definition and reconciliation of these non-GAAP financial measures and ratios is included in Section 11. Non-GAAP financial measures and ratios have no standardized meaning under International Financial Reporting Standards (“IFRS”) and therefore, may not be comparable to similar measures presented by other issuers.

(d)	“Capital expenditures” is “Additions to property, plant and equipment” on the interim condensed consolidated statements of cash flows.

(e)	“Average realized gold price per ounce” is defined as gold revenue divided by total gold ounces sold.

(f)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2026

Consolidated Financial Performance

Second quarter of 2026 vs. Second quarter of 2025

In the second quarter of 2026, Kinross produced 501,341 total gold equivalent ounces or 492,326 gold equivalent ounces on an attributable basis, a decrease of 5% and 4%, respectively, from the second quarter of 2025. Higher production from Tasiast and Paracatu was offset by lower production from Bald Mountain, Round Mountain and Fort Knox.

Metal sales in the second quarter of 2026 increased by 29% to $2,238.1 million compared to the second quarter of 2025, due to a 37% increase in the average realized gold price to $4,483 per ounce, partially offset by a decrease in ounces sold driven by the decrease in production, as noted above.

Production cost of sales in the second quarter of 2026 were $674.7 million, and $1,352 per equivalent ounce sold, an increase of 19% and 25%, respectively, compared to the second quarter of 2025. The increase in costs was mainly due to higher fuel costs, higher royalty costs as a result of the higher average realized gold price, as well as higher labour and reagent costs.

In the second quarter of 2026, attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis increased by 22% and 19%, respectively, compared to the second quarter of 2025. The increases were primarily a result of the increase in production cost of sales. Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis in the second quarter of 2026 were 24% and 22% higher, respectively, compared to the second quarter of 2025. The increases were primarily a result of the increase in production cost of sales and an increase in non-sustaining capital expenditures.

Depreciation, depletion and amortization increased by 5% in the second quarter of 2026 compared to the second quarter of 2025, primarily due to production feed from higher capital cost ounces, partially offset by the decrease in gold equivalent ounces sold.

The Company recorded income tax expense of $330.2 million in the second quarter of 2026, an increase of $159.3 million compared to the second quarter of 2025 primarily due to a 62% increase in earnings before tax. Kinross’ combined federal and provincial statutory tax rate for the second quarter of both 2026 and 2025 was 26.5%.

Net earnings attributable to common shareholders in the second quarter of 2026 were $844.2 million, or $0.71 per share, compared to $530.7 million, or $0.43 per share, in the second quarter of 2025. The increase in net earnings was primarily a result of an increase in margins as metal sales increased by 29% while production cost of sales increased by only 19%, partially offset by the increase in income tax expense.

Adjusted net earnings in the second quarter of 2026 were $847.8 million, or $0.71 per share, compared to $541.0 million, or $0.44 per share, in the second quarter of 2025. The increase was primarily due to the increase in net earnings attributable to common shareholders.

Net cash flow provided from operating activities increased to $1,145.9 million in the second quarter of 2026 from $992.4 million in the second quarter of 2025, primarily due to the increase in margins, partially offset by an increase in income taxes paid and changes in working capital.

Attributable adjusted operating cash flow, which excludes changes in working capital, increased to $1,111.9 million in the second quarter of 2026 from $883.4 million in the second quarter of 2025, primarily due to the increase in margins, partially offset by an increase in income taxes paid.

Capital expenditures increased to $411.0 million in the second quarter of 2026 from $306.1 million in the second quarter of 2025. The increase was driven by a ramp-up of development activities at Kettle River-Curlew (“Curlew”), Round Mountain Phase X, Bald Mountain Redbird and Great Bear, as well as an increase in capital expenditures at Paracatu mainly due to timing.

Attributable free cash flow increased to $726.8 million in the second quarter of 2026 from $646.6 million in the second quarter of 2025, primarily due to the increase in net cash flow provided from operating activities, partially offset by the increase in capital expenditures, as noted above.

Total cash and cash equivalents increased by $471.4 million in the second quarter of 2026 to $2.7 billion. The increase was driven by attributable free cash flow of $726.8 million, partially offset by total return of capital of $277.6 million, including $230.0 million in share repurchases under the Company’s normal course issuer bid (“NCIB”) and $47.6 million in dividends paid to common shareholders. Total cash and cash equivalents increased by $441.9 million in the second quarter of 2025, driven by attributable free cash flow, partially offset by $170.1 million in share repurchases under the Company’s NCIB and $36.7 million in dividends paid to common shareholders.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2026

First six months of 2026 vs. First six months of 2025

In the first six months of 2026, Kinross produced 1,002,282 total gold equivalent ounces or 984,889 gold equivalent ounces on an attributable basis, a decrease of 5% and 4%, respectively, from the first six months of 2025. Higher production from Paracatu and La Coipa was offset by lower production from Bald Mountain, Round Mountain and Fort Knox.

Metal sales in the first six months of 2026 increased by 44% to $4,645.8 million compared to the first six months of 2025, due to a 52% increase in the average realized gold price to $4,677 per ounce, partially offset by a decrease in ounces sold driven by the decrease in production, as noted above.

Production cost of sales in the first six months of 2026 were $1,365.2 million, and $1,375 per equivalent ounce sold, an increase of 22% and 29%, respectively, compared to the first six months of 2025. The increase in costs was mainly due to higher royalty costs as a result of the higher average realized gold price as well as higher fuel, reagent and labour costs. Production cost of sales was also impacted by the strengthening of the Brazilian real.

In the first six months of 2026, attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis increased by 25% and 22%, respectively, compared to the first six months of 2025. The increases were primarily a result of the increase in production cost of sales. Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis in the first six months of 2026 were 27% and 25% higher, respectively, compared to the first six months of 2025. The increases were primarily a result of the increase in production cost of sales and an increase in non-sustaining capital expenditures.

Depreciation, depletion and amortization in the first six months of 2026 was comparable to the first six months of 2025.

The Company recorded income tax expense of $795.4 million in the first six months of 2026, an increase of $487.7 million compared to the first six months of 2025 primarily due to a 99% increase in earnings before tax and $87.5 million of withholding tax related to the repatriation of earnings, mainly from Mauritania. Kinross’ combined federal and provincial statutory tax rate for the first six months of both 2026 and 2025 was 26.5%.

Net earnings attributable to common shareholders in the first six months of 2026 were $1,687.2 million, or $1.41 per share, compared to $898.7 million, or $0.73 per share, in the first six months of 2025. The increase in net earnings was primarily a result of an increase in margins as metal sales increased by 44% while production cost of sales increased by only 22%, partially offset by the increase in income tax expense.

Adjusted net earnings in the first six months of 2026 were $1,701.9 million, or $1.42 per share, compared to $905.0 million, or $0.74 per share, in the first six months of 2025. The increase was primarily due to the increase in net earnings attributable to common shareholders.

Net cash flow provided from operating activities increased to $2,285.4 million in the first six months of 2026 from $1,599.5 million in the first six months of 2025, primarily due to the increase in margins, partially offset by an increase in income taxes paid.

Attributable adjusted operating cash flow, which excludes changes in working capital, increased to $2,241.2 million in the first six months of 2026 from $1,503.7 million in the first six months of 2025, primarily due to the increase in net cash flow provided from operating activities, as noted above.

Capital expenditures increased to $694.2 million in the first six months of 2026 from $513.8 million in the first six months of 2025. The increase was driven by a ramp-up of development activities at Curlew, Round Mountain Phase X, Bald Mountain Redbird and Great Bear, as well as an increase in capital expenditures at Paracatu mainly due to timing. These increases were partially offset by lower spending on capital development due to planned mine sequencing at Tasiast.

Attributable free cash flow increased to $1,564.3 million in the first six months of 2026 from $1,027.4 million in the first six months of 2025, primarily due to the increase in net cash flow provided from operating activities, partially offset by the increase in capital expenditures, as noted above.

Total cash and cash equivalents increased by $914.1 million in the first six months of 2026 to $2.7 billion. The increase was driven by attributable free cash flow of $1,564.3 million, partially offset by total return of capital of $575.6 million, including $480.1 million in share repurchases under the NCIB and $95.5 million in dividends paid to common shareholders. Total cash and cash equivalents increased by $525.0 million in the first six months of 2025, driven by attributable free cash flow, partially offset by $200.0 million repaid on the term loan, $170.1 million in share repurchases under the Company’s NCIB and $73.6 million in dividends paid to common shareholders.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2026

2.	IMPACT OF KEY ECONOMIC TRENDS

Kinross’ 2025 annual MD&A contains a discussion of key economic trends that affect the Company and its financial statements. Please refer to the MD&A for the year ended December 31, 2025, which is available on the Company’s website www.kinross.com and on www.sedarplus.ca or is available upon request from the Company. Included in this MD&A is an update reflecting significant changes since the preparation of the 2025 annual MD&A.

Price of Gold

The price of gold is the single largest factor in determining profitability and cash flow from operations. Therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold. During the second quarter of 2026, the average market price of gold was $4,506 per ounce, with gold trading between $4,002 and $4,871 per ounce. This compares to an average market price of $3,280 per ounce during the second quarter of 2025. Major influences on the gold price during the second quarter of 2026 included geopolitical events including the war in the Middle East, inflation concerns, shifting interest rate expectations and a strengthening U.S. dollar.

During the second quarter of 2026, Kinross realized an average price of $4,483 per ounce, compared to $3,284 per ounce for the same period in 2025.

For the first six months of 2026, the market price of gold averaged $4,693 per ounce compared to $3,067 per ounce in the same period of 2025. Kinross realized an average price of $4,677 per ounce in the first six months of 2026 compared to $3,071 per ounce in the first six months of 2025.

Cost Sensitivity

The Company’s profitability is subject to industry-wide cost pressures on development and operating costs with respect to labour, energy, capital expenditures and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices have a significant impact on operations.

The cost of fuel as a percentage of operating costs varies amongst the Company’s mines, and overall, fuel prices in the second quarter of 2026 were higher compared to the same period in 2025. Fluctuations in fuel prices are primarily due to geopolitical risk and demand and supply dynamics.

During the first six months of 2026, geopolitical developments in the Middle East, including actions affecting oil tanker transit through the Strait of Hormuz, contributed to heightened volatility in global oil markets. Although we have seen an increase in fuel prices since February 2026, the impact on our costs continues to be partially mitigated by our fuel hedge program and the lag effect from inventory timing. Kinross manages its exposure to fluctuations in fuel costs by entering into hedge positions for a portion of its exposure to crude oil prices – refer to Section 6 – Liquidity and Capital Resources for details. In addition, governmental price protection measures in Brazil continue to limit the impact of the volatility in global oil markets on Paracatu’s costs. The Company continues to monitor geopolitical developments in the Middle East.

During 2025 and 2026, the United States government announced and implemented changes in trade policy including increased tariffs on imports and potential termination or renegotiation of existing trade agreements. Certain tariffs announced or implemented during this period have subsequently been modified, replaced or allowed to expire, while other tariffs, including tariffs on steel and aluminum imports, remain in effect. The Company continues to monitor its exposure to these developments and the potential impacts on the Company’s supply chain and costs.

Currency Fluctuations

At the Company’s non-U.S. mining operations and exploration activities, which are primarily located in Brazil, Chile, Mauritania and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen. During the three and six months ended June 30, 2026, the U.S. dollar, on average, was weaker relative to the Brazilian real and Chilean peso, and was in line relative to the Canadian dollar and Mauritanian ouguiya, compared to the same periods in 2025. As at June 30, 2026, the U.S. dollar was weaker relative to the Brazilian real, stronger relative to the Canadian dollar and was in line relative to the Chilean peso and Mauritanian ouguiya, compared to the respective December 31, 2025 spot exchange rates. In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures – refer to Section 6 – Liquidity and Capital Resources for details.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2026

3.	OUTLOOK

The following section of this MD&A represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on pages 36–37 of this MD&A.

Kinross is on track to meet its annual guidance of 2.0 million (+/- 5%) attributable1 gold equivalent ounces produced at an attributable production cost of sales per equivalent ounce sold2 of $1,360 (+/- 5%) and attributable all-in sustaining cost per equivalent ounce sold2 of $1,730 (+/- 5%) for 2026. The Company is also on track to meet its annual attributable capital expenditures2 guidance of $1,500 million (+/- 5%) for 2026.

4.	PROJECT UPDATES AND NEW DEVELOPMENTS

Lobo-Marte

On July 29, 2026, the Company announced an updated view of the economics for its Lobo-Marte project, based on a refresh of the 2021 feasibility study economics, reaffirming its potential to become a long-life, low-cost cornerstone asset in the Company’s portfolio. Based on the initial mine plan, Lobo-Marte is expected to produce an average of approximately 350,000 gold ounces per year during steady state operations at an all-in sustaining cost per ounce sold on a by-product basis2 of approximately $1,000. The project is planned as two open pits (Lobo and Marte) to be mined sequentially with ore processed via heap leach facilities.

The initial mine plan includes approximately 6.7 million ounces3 of proven and probable reserves with significant potential for mine life extension through the 2.8 million ounces3 of measured and indicated resource and 670,000 ounce3 inferred resource, as well as on the wider prospective land package at Lobo-Marte.

The Company continues to advance permitting, engineering and execution planning with the project’s Environmental Impact Assessment currently progressing through Chile’s permitting process.

Great Bear

At Great Bear, Kinross continues to progress its Advanced Exploration (“AEX”) program alongside permitting, detailed engineering, and procurement activities for the Main Project.

Following receipt of the AEX permits in April, construction continued on the final earthworks and liner installation for the remaining ponds and the stockpile pads. Surface construction is now 93% complete, and the first blast of the exploration decline was completed on July 27, 2026. Underground development at AEX is designed to provide access for infill drilling of the resource and exploration drilling to further delineate extensions of mineralization.

For the Main Project, detailed engineering is approximately 50% complete. Procurement of major equipment continues to advance, with contracts awarded for the process plant, power, and paste plant equipment. Requests for Proposals for the camp, administration, and process buildings are ongoing. Selection of the open pit mining fleet is nearing completion.

Main Project permitting activities are progressing as planned. Federally, Great Bear entered the Information Request phase of the Impact Assessment process following submission of the third and final phase of its Impact Statement to the Impact Assessment Agency of Canada (“IAAC”) in March 2026. Kinross is working with IAAC to respond to the third-party comments collected by IAAC during the Information Request phase.

Provincially, the Ministry of Energy and Mines deemed the final One Project, One Process (“1P1P”) Project Definition complete in early May, and subsequently issued the Integrated Authorization and Permitting Plan for the Main Project. Kinross has submitted and is awaiting finalization of the Integrated Plan for Indigenous Consultation and advancing submitted permit applications in accordance with the Integrated Authorization and Permitting Plan.

1 Attributable guidance and results include Kinross’ 70% share of Manh Choh production, costs and capital expenditures. Attributable figures are non-GAAP financial measures and ratios. Refer to footnote 2.

2 These figures are non-GAAP financial measures and ratios, as applicable, and are defined, and actual results for the three and six months ended June 30, 2026 are reconciled for the Company, in Section 11 of this MD&A. Non-GAAP financial measures and ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers. All-in sustaining cost per ounce sold on a by-product basis is equivalent to attributable all-in sustaining cost per ounce sold on a by-product basis for Lobo-Marte.

3 For details concerning mineral reserve and mineral resource estimates, refer to the Mineral Reserves and Mineral Resources tables and notes in the Company's news release filed with Canadian and U.S. regulators on July 29, 2026.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2026

Great Bear has recently signed a confidential Community Benefits Agreement with the Northwestern Ontario Métis Community, which is part of the Métis Nation of Ontario. Among other matters, the agreement outlines the key economic terms and includes financial accommodation, among other benefits, to the community. As previously disclosed, a Memorandum of Understanding was signed with Lac Seul and Wabauskang First Nations to facilitate the Impact and Benefits Agreement that the parties continue to advance.

Drilling at the Strider Zone continued in the second quarter of 2026, stepping out over 2.7 kilometres from the Viggo Pit and extending the footprint of LP-style, high-grade mineralization on strike. Currently, the Strider Zone has been delineated to a vertical depth of 150 metres, with the next phase of drilling focused on testing the extents both along strike and at depth.

During the second quarter of 2026, Great Bear incurred $21.6 million on qualifying activities, defined in and required to be disclosed by its Exploration Agreement with Lac Seul First Nation and Wabauskang First Nation, as Exploration Expenditures.

Round Mountain Phase X

Underground development at Phase X is advancing slightly ahead of schedule, with over 8,400 metres developed to date. Engineering work is progressing well and site planning for surface and underground infrastructure is well advanced. Procurement of long lead items including mining equipment is on schedule.

Curlew

At Curlew, construction of the tailings dewatering plant building is complete and installation of mechanical equipment is underway. The mill refurbishment contractor has onboarded and activities are ramping up. The underground mine development continues to advance ahead of schedule, including the construction of collars to support raise boring activities commencing in the third quarter of 2026.

Bald Mountain Redbird

At Redbird, mining is ongoing and development activities continued to progress ahead of plan during the second quarter of 2026. Key milestones included the completion of heap leach pad earthworks, and the delivery and commissioning of mining equipment. Basic engineering of the SART plant is approximately 50% complete and the detailed engineering contractor has been selected.

Senior Management Update

On July 29, 2026, the Company announced the appointment of Bernard Wessels as Chief Operating Officer to succeed Claude Schimper, who will be retiring later this year. Mr. Schimper will remain with the Company for a transition period, supporting business continuity as part of a structured succession plan.

5.	CONSOLIDATED RESULTS OF OPERATIONS

Operating Earnings (Loss) by Segment

	Three months ended June 30,				Six months ended June 30,
(in millions)	2026	2025	Change	% Change	2026	2025	Change	% Change
Operating segments
Tasiast	$395.9	$216.0	$179.9	83%	$837.0	$394.4	$442.6	112%
Paracatu	460.7	285.4	175.3	61%	988.3	505.0	483.3	96%
La Coipa	124.8	54.4	70.4	129%	264.9	119.1	145.8	122%
Fort Knox(a)	204.8	177.4	27.4	15%	408.5	312.2	96.3	31%
Round Mountain	7.9	40.2	(32.3)	(80)%	49.0	50.0	(1.0)	(2)%
Bald Mountain	55.4	73.8	(18.4)	(25)%	117.5	106.2	11.3	11%
Non-operating segments
Great Bear	(4.5)	(5.3)	0.8	15%	(11.7)	(11.1)	(0.6)	(5)%
Corporate and other(b)	(58.6)	(67.1)	8.5	13%	(129.0)	(130.6)	1.6	1%
Total	$1,186.4	$774.8	$411.6	53%	$2,524.5	$1,345.2	$1,179.3	88%

(a)	The results for the Fort Knox segment include 100% of the results for Manh Choh.

(b)	“Corporate and other” includes operating costs which are not directly related to individual mining properties such as overhead expenses, gains and losses on disposal of assets and investments, and other costs relating to corporate, shutdown and other non-operating assets (including Curlew, Lobo-Marte and Maricunga).

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2026

Mining Operations

Tasiast – Mauritania

	Three months ended June 30,				Six months ended June 30,
	2026	2025	Change	% Change	2026	2025	Change	% Change
Operating Statistics
Tonnes ore mined (000’s)	3,172	1,921	1,251	65%	6,667	3,733	2,934	79%
Tonnes processed (000’s)	2,208	1,730	478	28%	4,300	3,662	638	17%
Grade (grams/tonne)	1.82	2.11	(0.29)	(14)%	2.05	2.13	(0.08)	(4)%
Recovery	94.1%	94.7%	(0.6)%	(1)%	93.9%	94.7%	(0.8)%	(1)%
Gold equivalent ounces(a):
Produced	133,311	119,241	14,070	12%	263,325	256,870	6,455	3%
Sold	132,165	121,745	10,420	9%	263,844	251,238	12,606	5%

Earnings (in millions)
Metal sales	$598.3	$400.1	$198.2	50%	$1,243.0	$770.0	$473.0	61%
Production cost of sales	130.8	102.6	28.2	27%	261.1	207.6	53.5	26%
Depreciation, depletion and amortization	67.3	65.4	1.9	3%	132.1	149.8	(17.7)	(12)%
	400.2	232.1	168.1	72%	849.8	412.6	437.2	106%
Other operating expense	1.6	11.2	(9.6)	(86)%	5.1	8.8	(3.7)	(42)%
Exploration and business development	2.7	4.9	(2.2)	(45)%	7.7	9.4	(1.7)	(18)%
Segment operating earnings	$395.9	$216.0	$179.9	83%	$837.0	$394.4	$442.6	112%

Production cost of sales per equivalent ounce sold(a)(b)	$990	$843	$147	17%	$990	$826	$164	20%

(a)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter and first six months of 2026 was 61.61:1 and 59.53:1, respectively (second quarter and first six months of 2025 – 97.41:1 and 93.60:1, respectively).

(b)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.

Second quarter of 2026 vs. Second quarter of 2025

Planned mine sequencing at Tasiast in the second quarter of 2026 included mining of the Fennec and Piment pits as well as the capital development of West Branch 5, as the mining of West Branch 4 continued to ramp down. Tonnes of ore mined increased by 65% in the second quarter of 2026 compared to the same period in 2025 as a result of improved mining productivity. Tonnes processed increased by 28% compared to the second quarter of 2025 as a result of improved mill availability. Mill grades decreased by 14% compared to the second quarter of 2025 as a result of planned mine sequencing, including blending lower-grade ore from Piment with higher-grade ore from West Branch 4.

Gold equivalent ounces produced and sold in the second quarter of 2026 increased by 12% and 9%, respectively, compared to the second quarter of 2025, primarily due to the increase in tonnes processed, partially offset by the decrease in mill grades.

Metal sales increased by 50% compared to the second quarter of 2025, due to the 37% increase in the average realized gold price and the increase in gold equivalent ounces sold. Production cost of sales increased by 27% in the second quarter of 2026 compared to the second quarter of 2025, primarily due to the increase in gold equivalent ounces sold, higher royalties as a result of the higher gold prices, as well as higher fuel and labour costs, related to the higher mining activity. Production cost of sales per equivalent ounce sold also increased as a result of the increase in royalty, fuel and labour costs, partially offset by the increase in gold equivalent ounces produced. Depreciation, depletion and amortization increased by 3% in the second quarter of 2026 compared to the second quarter of 2025, primarily due to the increase in gold equivalent ounces sold, partially offset by production feed from lower capital cost ounces.

First six months of 2026 vs. First six months of 2025

Planned mine sequencing at Tasiast in the first six months of 2026 included mining of the Fennec and Piment pits as well as the capital development of West Branch 5, as the mining of West Branch 4 continued to ramp down. Tonnes of ore mined increased by 79% in the first six months of 2026 compared to the same period in 2025 as a result of improved mining productivity in the second quarter of 2026. Tonnes processed increased by 17% compared to the first six months of 2025 as a result of improved mill availability. Mill grades decreased by 4% compared to the first six months of 2025 as a result of planned mine sequencing, including blending lower-grade ore from Piment with higher-grade ore from West Branch 4.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2026

Gold equivalent ounces produced and sold in the first six months of 2026 increased by 3% and 5%, respectively, compared to the first six months of 2025, primarily due to the increase in tonnes processed, partially offset by the timing of ounces processed through the mill and the decrease in mill grades.

Metal sales increased by 61% compared to the first six months of 2025, due to the 52% increase in the average realized gold price and the increase in gold equivalent ounces sold. Production cost of sales increased by 26% in the first six months of 2026 compared to the first six months of 2025, primarily due to higher royalties as a result of the higher gold prices, as well as higher fuel and labour costs, related to the higher mining activity. Production cost of sales per equivalent ounce sold also increased as a result of the increase in royalty, fuel and labour costs, partially offset by the increase in gold equivalent ounces produced. Depreciation, depletion and amortization decreased by 12% in the first six months of 2026 compared to the first six months of 2025, primarily due to production feed from lower capital cost ounces, partially offset by the increase in gold equivalent ounces sold.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2026

Paracatu – Brazil

	Three months ended June 30,				Six months ended June 30,
	2026	2025	Change	% Change(c)	2026	2025	Change	% Change
Operating Statistics
Tonnes ore mined (000’s)	11,332	13,497	(2,165)	(16)%	21,604	26,815	(5,211)	(19)%
Tonnes processed (000’s)	13,216	14,527	(1,311)	(9)%	25,723	27,034	(1,311)	(5)%
Grade (grams/tonne)	0.43	0.39	0.04	10%	0.42	0.41	0.01	2%
Recovery	84.1%	81.6%	2.5%	3%	84.5%	82.0%	2.5%	3%
Gold equivalent ounces(a):
Produced	157,526	149,264	8,262	6%	318,109	295,903	22,206	8%
Sold	157,011	148,787	8,224	6%	315,860	295,642	20,218	7%

Earnings (in millions)
Metal sales	$700.5	$487.0	$213.5	44%	$1,472.9	$904.7	$568.2	63%
Production cost of sales	173.9	142.6	31.3	22%	351.6	282.2	69.4	25%
Depreciation, depletion and amortization	59.7	56.5	3.2	6%	127.6	113.8	13.8	12%
	466.9	287.9	179.0	62%	993.7	508.7	485.0	95%
Other operating expense	3.6	0.4	3.2	nm	1.4	0.6	0.8	133%
Exploration and business development	2.6	2.1	0.5	24%	4.0	3.1	0.9	29%
Segment operating earnings	$460.7	$285.4	$175.3	61%	$988.3	$505.0	$483.3	96%

Production cost of sales per equivalent ounce sold(a)(b)	$1,108	$958	$150	16%	$1,113	$955	$158	17%

(a)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter and first six months of 2026 was 61.61:1 and 59.53:1, respectively (second quarter and first six months of 2025 – 97.41:1 and 93.60:1, respectively).
(b)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.
(c)	“nm” means not meaningful.

Second quarter of 2026 vs. Second quarter of 2025

Consistent with planned mine sequencing at Paracatu, mining in the second quarter of 2026 continued in Phase 15, in the south-west area of the pit, which resulted in lower tonnes of ore mined and processed.

Gold equivalent ounces produced and sold in the second quarter of 2026 increased by 6% compared to the second quarter of 2025 as a result of an increase in mill grades and recoveries, partially offset by the decrease in tonnes processed.

Metal sales increased by 44% compared to the second quarter of 2025, due to the 37% increase in the average realized gold price and the increase in gold equivalent ounces sold. Production cost of sales increased by 22% in the second quarter of 2026 compared to the second quarter of 2025, primarily due to the increase in gold equivalent ounces sold, the strengthening of the Brazilian real compared to the prior year, higher drilling and blasting costs as well as higher royalties as a result of the higher gold prices. Production cost of sales per equivalent ounce sold also increased as a result of strengthening of the Brazilian real and higher drilling, blasting and royalty costs. Depreciation, depletion and amortization increased by 6% in the second quarter of 2026 compared to the second quarter of 2025, primarily due to the increase in gold equivalent ounces sold.

First six months of 2026 vs. First six months of 2025

Planned mine sequencing at Paracatu in the first six months of 2026 included mining of Phase 15, which resulted in lower tonnes of ore mined and processed.

Gold equivalent ounces produced and sold in the first six months of 2026 increased by 8% and 7%, respectively, compared to the first six months of 2025 as a result of an increase in recoveries and the timing of ounces processed through the mill.

Metal sales increased by 63% compared to the first six months of 2025, due to the 52% increase in the average realized gold price and the increase in gold equivalent ounces sold. Production cost of sales increased by 25% in the first six months of 2026 compared to the first six months of 2025, primarily due to the increase in gold equivalent ounces sold, the strengthening of the Brazilian real compared to the prior year, higher drilling and blasting costs as well as higher royalties as a result of the higher gold prices. Production cost of sales per equivalent ounce sold also increased as a result of strengthening of the Brazilian real and higher drilling, blasting and royalty costs. Depreciation, depletion and amortization increased by 12% in the first six months of 2026 compared to the first six months of 2025, primarily due to the increase in gold equivalent ounces sold and an increase in the depreciable asset base.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2026

La Coipa – Chile

	Three months ended June 30,				Six months ended June 30,
	2026	2025	Change	% Change	2026	2025	Change	% Change
Operating Statistics
Tonnes ore mined (000’s)	988	580	408	70%	1,568	1,845	(277)	(15)%
Tonnes processed (000’s)	1,151	911	240	26%	2,123	1,882	241	13%
Grade (grams/tonne):
Gold	2.07	1.77	0.30	17%	1.87	1.99	(0.12)	(6)%
Silver	44.14	28.89	15.25	53%	39.97	30.48	9.49	31%
Recovery:
Gold	60.2%	77.5%	(17.3)%	(22)%	65.6%	79.0%	(13.4)%	(17)%
Silver	32.5%	50.2%	(17.7)%	(35)%	35.3%	55.3%	(20.0)%	(36)%
Gold equivalent ounces(a):
Produced	59,039	54,139	4,900	9%	113,250	106,454	6,796	6%
Sold	54,749	50,400	4,349	9%	108,486	106,270	2,216	2%
Silver ounces:
Produced (000’s)	637	497	140	28%	1,149	957	192	20%
Sold (000’s)	606	464	142	31%	1,111	962	149	15%

Earnings (in millions)
Metal sales	$245.1	$165.2	$79.9	48%	$506.5	$326.4	$180.1	55%
Production cost of sales	76.4	70.4	6.0	9%	158.4	134.5	23.9	18%
Depreciation, depletion and amortization	41.0	32.7	8.3	25%	79.0	62.4	16.6	27%
	127.7	62.1	65.6	106%	269.1	129.5	139.6	108%
Other operating expense	2.2	3.0	(0.8)	(27)%	3.1	5.3	(2.2)	(42)%
Exploration and business development	0.7	4.7	(4.0)	(85)%	1.1	5.1	(4.0)	(78)%
Segment operating earnings	$124.8	$54.4	$70.4	129%	$264.9	$119.1	$145.8	122%

Production cost of sales per equivalent ounce sold(a)(b)	$1,395	$1,397	$(2)	0%	$1,460	$1,266	$194	15%

(a)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter and first six months of 2026 was 61.61:1 and 59.53:1, respectively (second quarter and first six months of 2025 – 97.41:1 and 93.60:1, respectively).
(b)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.

Second quarter of 2026 vs. Second quarter of 2025

Consistent with planned mine sequencing at La Coipa, mining in the second quarter of 2026 continued in the Phase 7 and Puren pits, including a decrease in capital development of the Phase 7 pit, resulting in a 70% increase in tonnes of ore mined. Tonnes of ore mined in the second quarter of 2025 was also impacted by groundwater inflows into the pits. Tonnes processed in the second quarter of 2026 increased by 26% compared to the same period in 2025 as a result of improved mill availability. Gold grades increased by 17% and gold recoveries decreased by 22% compared to the same period in 2025, as a result of changes in ore characteristics related to mine plan sequencing.

Gold equivalent ounces produced and sold in the second quarter of 2026 increased by 9% compared to the second quarter of 2025, primarily due to the increase in tonnes processed and gold grades, partially offset by the decrease in gold recoveries.

Metal sales increased by 48% compared to the second quarter of 2025, due to the 37% increase in the average realized gold price and the increase in gold equivalent ounces sold. Production cost of sales increased by 9% in the second quarter of 2026 compared to the second quarter of 2025, primarily due to the increase in gold equivalent ounces sold. Production cost of sales per equivalent ounce sold was comparable to the second quarter of 2025. Depreciation, depletion and amortization increased by 25% in the second quarter of 2026 compared to the second quarter of 2025, due to production feed from higher capital cost ounces and the increase in gold equivalent ounces sold.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2026

First six months of 2026 vs. First six months of 2025

Consistent with planned mine sequencing at La Coipa, mining in the first six months of 2026 continued in the Phase 7 and Puren pits, including capital development of the Phase 7 pit, resulting in a 15% decrease in tonnes of ore mined. Tonnes processed in the first six months of 2026 increased by 13% compared to the same period in 2025 as a result of improved mill availability. Gold grades decreased by 6% and gold recoveries decreased by 17% compared to the same period in 2025 as a result of blending higher-grade Puren and Phase 7 ore with lower-grade ore from stockpiles. Gold grades and gold recoveries were also impacted by changes in ore characteristics related to mine plan sequencing.

Gold equivalent ounces produced in the first six months of 2026 increased by 6% compared to the first six months of 2025, primarily due to the increase in tonnes processed and the timing of ounces processed through the mill, partially offset by the decrease in gold recoveries. Gold equivalent ounces sold in the first six months of 2026 were comparable to the first six months of 2025 as the increase in gold equivalent ounces produced was offset by the timing of sales.

Metal sales increased by 55% compared to the first six months of 2025, primarily due to the 52% increase in the average realized gold price. Production cost of sales increased by 18% in the first six months of 2026 compared to the first six months of 2025, primarily due to higher reagent costs related to changes in ore characteristics, higher labour costs and higher royalties as a result of the higher gold prices, partially offset by a lower proportion of Puren ore processed, which holds a higher royalty. Production cost of sales per equivalent ounce sold increased due to the same factors. Depreciation, depletion and amortization increased by 27% in the first six months of 2026 compared to the first six months of 2025, primarily due to production feed from higher capital cost ounces and the increase in gold equivalent ounces sold.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2026

Fort Knox (100% basis) – USA(a)

	Three months ended June 30,				Six months ended June 30,
	2026	2025	Change	% Change(f)	2026	2025	Change	% Change(f)
Operating Statistics
Tonnes ore mined (000’s)	5,681	7,639	(1,958)	(26)%	15,204	14,169	1,035	7%
Tonnes processed (000’s)(b)	5,831	7,165	(1,334)	(19)%	14,299	13,026	1,273	10%
Grade (grams/tonne)(c)	1.51	1.72	(0.21)	(12)%	1.49	2.13	(0.64)	(30)%
Recovery(c)	82.1%	88.2%	(6.1)%	(7)%	83.5%	89.5%	(6.0)%	(7)%
Gold equivalent ounces(d):
Produced	104,500	115,064	(10,564)	(9)%	206,872	227,118	(20,246)	(9)%
Sold	107,591	113,200	(5,609)	(5)%	203,809	225,310	(21,501)	(10)%

Earnings (in millions)
Metal sales	$482.1	$372.4	$109.7	29%	$950.5	$692.9	$257.6	37%
Production cost of sales	177.5	141.3	36.2	26%	352.3	273.1	79.2	29%
Depreciation, depletion and amortization	81.2	46.9	34.3	73%	155.8	96.9	58.9	61%
	223.4	184.2	39.2	21%	442.4	322.9	119.5	37%
Other operating expense	13.7	0.8	12.9	nm	25.3	0.9	24.4	nm
Exploration and business development	4.9	6.0	(1.1)	(18)%	8.6	9.8	(1.2)	(12)%
Segment operating earnings	$204.8	$177.4	$27.4	15%	$408.5	$312.2	$96.3	31%

Production cost of sales per equivalent ounce sold(d)(e)	$1,650	$1,248	$402	32%	$1,729	$1,212	$517	43%

(a)	The results for the Fort Knox segment include 100% of the results for Manh Choh.
(b)	Includes 230,000 tonnes and 400,000 tonnes processed from Manh Choh and 3,965,000 tonnes and 11,279,000 tonnes placed on the heap leach pad during the second quarter and first six months of 2026, respectively (second quarter and first six months of 2025 – 232,000 tonnes and 526,000 processed from Manh Choh and 5,529,000 tonnes and 10,319,000 tonnes placed on the heap leach pad, respectively).
(c)	Amount represents mill grade and recovery only. Ore placed on the heap leach pad had an average grade of 0.27 and 0.28 grams per tonne during the second quarter and first six months of 2026, respectively (second quarter and first six months of 2025 – 0.23 and 0.21 grams per tonne, respectively). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(d)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter and first six months of 2026 was 61.61:1 and 59.53:1, respectively (second quarter and first six months of 2025 – 97.41:1 and 93.60:1, respectively).
(e)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.
(f)	“nm” means not meaningful.

Second quarter of 2026 vs. Second quarter of 2025

With the completion of Phase 10 development and ramp down of mining Phase 9 ore in the second quarter of 2025, planned mine sequencing at Fort Knox in the second quarter of 2026 focused primarily on mining of Phase 10, resulting in a 26% decrease in tonnes of ore mined. Tonnes processed decreased by 19% compared to the second quarter of 2025, primarily due to the decrease in leachable ore tonnes mined, partially offset by an increase in ore milled from Fort Knox. Mill grades and recoveries decreased by 12% and 7%, respectively, compared to the same period in 2025, as a result of planned mine sequencing and changes in ore characteristics.

Gold equivalent ounces produced in the second quarter of 2026 decreased by 9% compared to the second quarter of 2025, primarily due to the timing of ounces processed through the mill and a planned decrease in grades from Manh Choh, partially offset by an increase in throughput and mill grades from Fort Knox. Gold equivalent ounces sold decreased by 5% compared to the second quarter of 2025 due to the decrease in production, partially offset by the timing of sales.

Metal sales increased by 29% compared to the second quarter of 2025, due to the 37% increase in the average realized gold price, partially offset by the decrease in gold equivalent ounces sold. Production cost of sales increased by 26% in the second quarter of 2026 compared to the second quarter of 2025, primarily due to higher fuel, power and contractor costs. Production cost of sales per equivalent ounce sold increased as a result of the same factors and the decrease in gold equivalent ounces produced. Depreciation, depletion, and amortization increased by 73% in the second quarter of 2026 compared to the second quarter of 2025 due to production feed from higher capital cost ounces, related to the increase in the proportion of Phase 10 ore processed.

In the second quarter of 2026, other operating expense included costs incurred in connection with conveyor belt repairs.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2026

First six months of 2026 vs. First six months of 2025

With the completion of Phase 10 development and ramp down of mining Phase 9 ore in the second quarter of 2025, planned mine sequencing at Fort Knox in the first six months of 2026 focused primarily on mining of Phase 10, resulting in a 7% increase in tonnes of ore mined and a 10% increase in tonnes processed. Mill grades and recoveries decreased by 30% and 7%, respectively, compared to the same period in 2025, as a result of planned mine sequencing and changes in ore characteristics.

Gold equivalent ounces produced and sold in the first six months of 2026 decreased by 9% and 10%, respectively, compared to the first six months of 2025, primarily due to a decrease in tonnes processed from Manh Choh and the decrease in mill grades, partially offset by the timing of ounces recovered from the heap leach pad.

Metal sales increased by 37% compared to the first six months of 2025, due to the 52% increase in the average realized gold price, partially offset by the decrease in gold equivalent ounces sold. Production cost of sales increased by 29% in the first six months of 2026 compared to the first six months of 2025, primarily due to higher fuel, power and contractor costs. Production cost of sales per equivalent ounce sold increased as a result of the same factors and the decrease in gold equivalent ounces produced. Depreciation, depletion, and amortization increased by 61% in the first six months of 2026 compared to the first six months of 2025 due to production feed from higher capital cost ounces, related to the increase in the proportion of Phase 10 ore processed.

In the first six months of 2026, other operating expense included costs incurred in connection with conveyor belt repairs.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2026

Round Mountain – USA

	Three months ended June 30,				Six months ended June 30,
	2026	2025	Change	% Change(e)	2026	2025	Change	% Change
Operating Statistics
Tonnes ore mined (000’s)	2,389	2,881	(492)	(17)%	3,179	4,808	(1,629)	(34)%
Tonnes processed (000’s)(a)	1,829	2,538	(709)	(28)%	3,295	5,557	(2,262)	(41)%
Grade (grams/tonne)(b)	0.39	0.72	(0.33)	(46)%	0.38	0.69	(0.31)	(45)%
Recovery(b)	44.3%	80.4%	(36.1)%	(45)%	47.9%	78.7%	(30.8)%	(39)%
Gold equivalent ounces(c):
Produced	19,789	38,665	(18,876)	(49)%	45,989	74,351	(28,362)	(38)%
Sold	20,118	37,864	(17,746)	(47)%	46,202	73,824	(27,622)	(37)%

Earnings (in millions)
Metal sales	$90.3	$124.5	$(34.2)	(27)%	$217.2	$227.4	$(10.2)	(4)%
Production cost of sales	67.6	52.1	15.5	30%	140.0	109.1	30.9	28%
Depreciation, depletion and amortization	12.3	16.6	(4.3)	(26)%	24.8	39.7	(14.9)	(38)%
	10.4	55.8	(45.4)	(81)%	52.4	78.6	(26.2)	(33)%
Other operating expense	-	0.1	(0.1)	nm	0.1	0.2	(0.1)	(50)%
Exploration and business development	2.5	15.5	(13.0)	(84)%	3.3	28.4	(25.1)	(88)%
Segment operating earnings	$7.9	$40.2	$(32.3)	(80)%	$49.0	$50.0	$(1.0)	(2)%

Production cost of sales per equivalent ounce sold(c)(d)	$3,360	$1,376	$1,984	144%	$3,030	$1,478	$1,552	105%

(a)	Includes 878,000 tonnes and 1,391,000 tonnes placed on the heap leach pads during the second quarter and first six months of 2026, respectively (second quarter and first six months of 2025 – 1,682,000 tonnes and 3,845,000 tonnes, respectively).
(b)	Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.29 and 0.26 grams per tonne in the second quarter and first six months of 2026, respectively (second quarter and first six months of 2025 – 0.30 and 0.29 grams per tonne, respectively). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(c)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter and first six months of 2026 was 61.61:1 and 59.53:1, respectively (second quarter and first six months of 2025 – 97.41:1 and 93.60:1, respectively).
(d)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.
(e)	“nm” means not meaningful.

Second quarter of 2026 vs. Second quarter of 2025

Round Mountain is in a period of transition in line with planned mine sequencing, focused on shifting out of capital development at Phase S and progressing development at Phase X, following the completion of Phase W mining in the third quarter of 2025.

Tonnes of ore mined decreased by 17% compared to the second quarter of 2025, as a result of planned mine sequencing. Mill grades and recoveries decreased by 46% and 45%, respectively, in the second quarter of 2026, driven by lower-grade, lower-recovery stockpile feed, complemented by low-grade ore from transition zones of Phase S. Higher-grade, higher-recovery ore from Phase S is expected in the second half of the year. Tonnes processed decreased by 28% compared to the second quarter of 2025, due to the decrease in heap leach ore mined.

Gold equivalent ounces produced and sold in the second quarter of 2026 decreased by 49% and 47%, respectively, compared to the second quarter of 2025, primarily due to the lower mill grades and recoveries, and fewer tonnes placed on the heap leach pads as mining continues to transition to Phase S ore.

Metal sales decreased by 27% compared to the second quarter of 2025, due to the decrease in gold equivalent ounces sold, partially offset by the 37% increase in the average realized gold price. Production cost of sales increased by 30% in the second quarter of 2026 compared to the second quarter of 2025, primarily due to a lower proportion of mining characterized as capital development and higher fuel costs. Production cost of sales per equivalent ounce sold increased due to the processing of lower-grade, lower-recovery stockpile ore, the lower proportion of mining characterized as capital development and higher fuel costs. Depreciation, depletion and amortization decreased by 26% in the second quarter of 2026 compared to the second quarter of 2025, primarily due to the decrease in gold equivalent ounces sold, partially offset by production feed from higher capital cost ounces.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2026

First six months of 2026 vs. First six months of 2025

Round Mountain is in a period of transition in line with planned mine sequencing, focused on shifting out of capital development at Phase S and progressing development at Phase X, following the completion of Phase W mining in the third quarter of 2025.

Tonnes of ore mined decreased by 34% compared to the first six months of 2025, as a result of planned mine sequencing. Mill grades and recoveries decreased by 45% and 39%, respectively, in the first six months of 2026, driven by lower-grade, lower-recovery stockpile feed, complemented by low-grade ore from transition zones of Phase S. Higher-grade, higher-recovery ore from Phase S is expected in the second half of the year. Tonnes processed decreased by 41% compared to the first six months of 2025, due to the decrease in heap leach ore mined.

Gold equivalent ounces produced and sold in the first six months of 2026 decreased by 38% and 37%, respectively, compared to the first six months of 2025, primarily due to the lower mill grades and recoveries, and fewer tonnes placed on the heap leach pads as mining continues to transition to Phase S ore.

Metal sales decreased by 4% compared to the first six months of 2025, due to the decrease in gold equivalent ounces sold, partially offset by the 52% increase in the average realized gold price. Production cost of sales increased by 28% in the first six months of 2026 compared to the first six months of 2025, primarily due to a lower proportion of mining characterized as capital development, higher cost ounces from the heap leach pads, higher royalties as a result of the higher gold prices and higher fuel costs. Production cost of sales per equivalent ounce sold increased primarily due to the same factors. Depreciation, depletion and amortization decreased by 38% in the first six months of 2026 compared to the first six months of 2025, primarily due to the decrease in gold equivalent ounces sold.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2026

Bald Mountain – USA

	Three months ended June 30,				Six months ended June 30,
	2026	2025	Change	% Change(d)	2026	2025	Change	% Change(d)
Operating Statistics
Tonnes ore mined (000’s)	6,046	1,578	4,468	nm	10,031	7,381	2,650	36%
Tonnes processed (000’s)	6,046	1,578	4,468	nm	10,031	7,381	2,650	36%
Grade (grams/tonne)(a)	0.30	1.07	(0.77)	(72)%	0.30	0.51	(0.21)	(41)%
Gold equivalent ounces(b):
Produced	27,176	53,704	(26,528)	(49)%	54,737	99,242	(44,505)	(45)%
Sold	27,401	54,227	(26,826)	(49)%	54,962	98,028	(43,066)	(44)%

Earnings (in millions)
Metal sales	$121.8	$179.3	$(57.5)	(32)%	$255.7	$304.6	$(48.9)	(16)%
Production cost of sales	48.5	59.4	(10.9)	(18)%	101.8	108.6	(6.8)	(6)%
Depreciation, depletion and amortization	12.5	43.4	(30.9)	(71)%	28.8	85.7	(56.9)	(66)%
	60.8	76.5	(15.7)	(21)%	125.1	110.3	14.8	13%
Other operating expense	1.9	1.4	0.5	36%	2.9	2.6	0.3	12%
Exploration and business development	3.5	1.3	2.2	169%	4.7	1.5	3.2	nm
Segment operating earnings	$55.4	$73.8	$(18.4)	(25)%	$117.5	$106.2	$11.3	11%

Production cost of sales per equivalent ounce sold(b)(c)	$1,770	$1,095	$675	62%	$1,852	$1,108	$744	67%

(a)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(b)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter and first six months of 2026 was 61.61:1 and 59.53:1, respectively (second quarter and first six months of 2025 – 97.41:1 and 93.60:1, respectively).
(c)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.
(d)	“nm” means not meaningful.

Second quarter of 2026 vs. Second quarter of 2025

Planned mine sequencing at Bald Mountain in the second quarter of 2026 focused primarily on mining of the lower-grade Galaxy and Royale pits, as well as initial ore and continued capital development of Redbird. As a result, tonnes of ore mined and processed significantly increased and grade decreased 72% compared to the second quarter of 2025, which was focused on completing mining of the high-grade LBM pit and on capital development of Redbird Phase 1.

Gold equivalent ounces produced and sold in the second quarter of 2026 decreased by 49% compared to the same period in 2025, due to the decrease in grades and the timing of ounces recovered from the heap leach pads, partially offset by the increase in tonnes placed on the heap leach pads, including the transition into early, low-grade ore from Redbird.

Metal sales decreased by 32% compared to the second quarter of 2025, due to the decrease in gold equivalent ounces sold, partially offset by the 37% increase in the average realized gold price. Production cost of sales decreased by 18% in the second quarter of 2026 compared to the second quarter of 2025, primarily due to the decrease in gold equivalent ounces sold, partially offset by higher reagent and fuel costs. Production cost of sales in the second quarter of 2026 also decreased as a result of the increase in mined tonnes from Redbird. Production cost of sales per equivalent ounce sold increased as a result of the decrease in gold equivalent ounces produced as well as higher reagent and fuel costs. Depreciation, depletion and amortization decreased by 71% in the second quarter of 2026 compared to the second quarter of 2025, primarily due to the decrease in gold equivalent ounces sold and a lower depreciable asset base.

First six months of 2026 vs. First six months of 2025

Planned mine sequencing at Bald Mountain in the first six months of 2026 focused primarily on mining of the lower-grade Galaxy and Royale pits, as well as initial ore and capital development of Redbird, resulting in a 36% increase in tonnes of ore mined and processed, and a 41% decrease in grade compared to the same period in 2025.

Gold equivalent ounces produced and sold in the first six months of 2026 decreased by 45% and 44%, respectively, compared to the same period in 2025, due to the decrease in grades and the timing of ounces recovered from the heap leach pads.

Metal sales decreased by 16% compared to the first six months of 2025, due to the decrease in gold equivalent ounces sold, partially offset by the 52% increase in the average realized gold price. Production cost of sales decreased by 6% in the first six months of 2026 compared to the first six months of 2025, primarily due to the decrease in gold equivalent ounces sold, partially offset by higher

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2026

reagent costs and higher royalties as a result of the higher gold prices. Production cost of sales per equivalent ounce sold increased as a result of the decrease in gold equivalent ounces produced, as well as higher reagent and royalty costs. Depreciation, depletion and amortization decreased by 66% in the first six months of 2026 compared to the first six months of 2025, primarily due to the decrease in gold equivalent ounces sold and a lower depreciable asset base.

Consolidated Results

Exploration and Business Development

	Three months ended June 30,				Six months ended June 30,
(in millions)	2026	2025	Change	% Change	2026	2025	Change	% Change
Exploration and business development	$39.1	$61.7	$(22.6)	(37)%	$77.3	$104.0	$(26.7)	(26)%

Included in total exploration and business development expense are expenditures on exploration totaling $29.0 million and $55.0 million in the second quarter and first six months of 2026, respectively, compared to $53.5 million and $86.5 million in the second quarter and first six months of 2025, respectively. The decrease in expenditures on exploration was driven by the commencement of capitalization of development costs for Round Mountain Phase X and Curlew in the second half of 2025.

General and Administrative

	Three months ended June 30,				Six months ended June 30,
(in millions)	2026	2025	Change	% Change	2026	2025	Change	% Change
General and administrative	$32.4	$29.6	$2.8	9%	$77.3	$65.3	$12.0	18%

General and administrative expense includes costs related to the overall management of the business which are not part of direct mine operating costs. These costs are incurred at corporate offices located in Canada, the United States, Brazil, Chile, the Netherlands, and Spain.

Included in general and administrative expense is net share-based compensation of $1.9 million and $13.3 million in the second quarter and first six months of 2026, respectively, compared to $3.4 million and $9.0 million in the second quarter and first six months of 2025, respectively.

Finance Expense

	Three months ended June 30,				Six months ended June 30,
(in millions)	2026	2025	Change	% Change	2026	2025	Change	% Change
Interest expense, including accretion of debt and lease liabilities	$8.4	$20.2	$(11.8)	(58)%	$15.6	$42.8	$(27.2)	(64)%
Accretion of reclamation and remediation obligations	11.9	12.7	(0.8)	(6)%	23.7	25.3	(1.6)	(6)%
Finance expense	$20.3	$32.9	$(12.6)	(38)%	$39.3	$68.1	$(28.8)	(42)%

Total interest incurred in the second quarter of 2026 was $15.8 million, of which $8.4 million was expensed and $7.4 million was capitalized, compared to $22.4 million in the second quarter of 2025, of which $20.2 million was expensed and $2.2 million was capitalized. Total interest incurred in the first six months of 2026 was $28.8 million, of which $15.6 million was expensed and $13.2 million was capitalized, compared to $45.7 million in the first six months of 2025, of which $42.8 million was expensed and $2.9 million was capitalized. The decrease in total interest incurred was primarily due to the Company’s early redemption of the $500.0 million 4.50% senior notes in the fourth quarter of 2025.

Income and Other Taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile and Mauritania. The Company’s combined federal and provincial statutory tax rate for the second quarter and first six months of both 2026 and 2025 was 26.5%.

Income tax expense in the second quarter of 2026 was $330.2 million compared to $170.9 million in the second quarter of 2025. The increase in income tax expense was primarily driven by the increase in earnings before tax. Income tax expense also included a deferred tax recovery resulting from the net foreign currency translation of tax deductions related to the Company’s operations in Brazil and Mauritania of $5.6 million in the second quarter of 2026, compared to $15.1 million in the second quarter of 2025.

Income tax expense in the first six months of 2026 was $795.4 million compared to $307.7 million in the first six months of 2025. The increase in income tax expense was primarily driven by the increase in earnings before tax. Income tax expense in the first six months of 2026 included $87.5 million of withholding tax related to the repatriation of earnings, mainly from Mauritania. Income tax expense also included a deferred tax recovery resulting from the net foreign currency translation of tax deductions related to the Company’s operations in Brazil and Mauritania of $10.1 million in the first six months of 2026, compared to $21.0 million in the first six months of 2025.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2026

6.	LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross’ cash flow activity:

	Three months ended June 30,				Six months ended June 30,
(in millions)	2026	2025	Change	% Change(a)	2026	2025	Change	% Change(a)
Net cash flow provided from operating activities	$1,145.9	$992.4	$153.5	15%	$2,285.4	$1,599.5	$685.9	43%
Net cash flow used in investing activities	(383.8)	(312.7)	(71.1)	nm	(686.1)	(540.5)	(145.6)	nm
Net cash flow used in financing activities	(288.9)	(238.3)	(50.6)	nm	(682.7)	(534.7)	(148.0)	nm
Effect of exchange rate changes on cash and cash equivalents	(1.8)	0.5	(2.3)	nm	(2.5)	0.7	(3.2)	nm
Increase in cash and cash equivalents	471.4	441.9	29.5	7%	914.1	525.0	389.1	74%
Cash and cash equivalents, beginning of period	2,185.0	694.6	1,490.4	nm	1,742.3	611.5	1,130.8	185%
Cash and cash equivalents, end of period	$2,656.4	$1,136.5	$1,519.9	134%	$2,656.4	$1,136.5	$1,519.9	134%

(a)	“nm” means not meaningful.

In the second quarter and first six months of 2026, cash and cash equivalents increased by $471.4 million and $914.1 million, respectively, compared to increases of $441.9 million and $525.0 million in the second quarter and first six months of 2025. Total cash and cash equivalents net of debt was $1,917.6 million as at June 30, 2026. Detailed discussions regarding cash flow movements are noted below.

Operating Activities

Second quarter of 2026 vs. Second quarter of 2025

Net cash flow provided from operating activities increased by $153.5 million compared to the second quarter of 2025, primarily due to the increase in margins, partially offset by the increase in income taxes paid and changes in working capital.

First six months of 2026 vs. First six months of 2025

Net cash flow provided from operating activities increased by $685.9 million compared to the first six months of 2025, primarily due to the increase in margins, partially offset by the increase in income taxes paid.

Investing Activities

Second quarter of 2026 vs. Second quarter of 2025

Net cash flow used in investing activities was $383.8 million in the second quarter of 2026, compared to $312.7 million in the second quarter of 2025. In the second quarter of 2026, cash outflows included capital expenditures of $411.0 million compared to $306.1 million in the second quarter of 2025.

First six months of 2026 vs. First six months of 2025

Net cash flow used in investing activities was $686.1 million in the first six months of 2026, compared to $540.5 million in the first six months of 2025. In the first six months of 2026, cash outflows included capital expenditures of $694.2 million compared to $513.8 million in the first six months of 2025.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2026

The following table presents a breakdown of capital expenditures(a) on a cash basis:

	Three months ended June 30,				Six months ended June 30,
(in millions)	2026	2025	Change	% Change(e)	2026	2025	Change	% Change(e)
Operating segments
Tasiast	$96.3	$89.7	$6.6	7%	$156.3	$169.8	$(13.5)	(8)%
Paracatu	64.2	38.4	25.8	67%	90.0	62.8	27.2	43%
La Coipa	22.8	25.0	(2.2)	(9)%	44.5	40.6	3.9	10%
Fort Knox(b)	40.0	43.0	(3.0)	(7)%	64.1	71.2	(7.1)	(10)%
Round Mountain	49.1	32.8	16.3	50%	103.0	62.4	40.6	65%
Bald Mountain	54.0	40.4	13.6	34%	93.7	58.2	35.5	61%
Non-operating segments
Great Bear(c)	42.8	33.6	9.2	27%	76.1	42.0	34.1	81%
Corporate and other(d)	41.8	3.2	38.6	nm	66.5	6.8	59.7	nm
Total	$411.0	$306.1	$104.9	34%	$694.2	$513.8	$180.4	35%

(a)	“Capital expenditures” is “Additions to property, plant and equipment” on the interim condensed consolidated statements of cash flows.
(b)	The results for the Fort Knox segment include 100% of the results for Manh Choh.
(c)	An additional $3.6 million and $10.4 million were expensed as exploration and evaluation expenditures in the second quarter and first six months of 2026, respectively (second quarter and first six months of 2025 – $3.6 million and $6.9 million, respectively).
(d)	“Corporate and other” includes corporate and other non-operating assets (including Curlew, Lobo-Marte, and Maricunga).
(e)	“nm” means not meaningful.

Capital expenditures increased to $411.0 million in the second quarter of 2026 from $306.1 million in the second quarter of 2025. The increase was driven by a ramp-up of development activities at Curlew, Round Mountain Phase X, Bald Mountain Redbird and Great Bear, as well as an increase in capital expenditures at Paracatu mainly due to timing.

Capital expenditures increased to $694.2 million in the first six months of 2026 from $513.8 million in the first six months of 2025. The increase was driven by a ramp-up of development activities at Curlew, Round Mountain Phase X, Bald Mountain Redbird and Great Bear, as well as an increase in capital expenditures at Paracatu mainly due to timing. These increases were partially offset by lower spending on capital development due to planned mine sequencing at Tasiast.

Financing Activities

Second quarter of 2026 vs. Second quarter of 2025

Net cash flow used in financing activities was $288.9 million in the second quarter of 2026, compared to $238.3 million in the second quarter of 2025. Cash outflows in the second quarter of 2026 included total return of capital of $277.6 million (including share repurchases of $230.0 million and dividends paid to common shareholders of $47.6 million). In the second quarter of 2025, cash outflows included share repurchases of $170.1 million, dividends paid to common shareholders of $36.7 million and distributions paid to non-controlling interests of $30.0 million.

First six months of 2026 vs. First six months of 2025

Net cash flow used in financing activities was $682.7 million in the first six months of 2026, compared to $534.7 million in the first six months of 2025. Cash outflows in the first six months of 2026 included total return of capital of $575.6 million (including share repurchases of $480.1 million and dividends paid to common shareholders of $95.5 million) and payments for employee taxes withheld on the release of restricted share units of $55.6 million. In the first six months of 2025, cash outflows included the remaining term loan repayment of $200.0 million, share repurchases of $170.1 million, dividends paid to common shareholders of $73.6 million and distributions paid to non-controlling interests of $54.0 million.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2026

Balance Sheets

	As at
	June 30,	December 31,
(in millions)	2026	2025
Cash and cash equivalents	$2,656.4	$1,742.3
Current assets	$4,241.7	$3,288.5
Total assets	$13,596.6	$12,411.1
Current liabilities	$1,466.6	$1,399.6
Total long-term debt	$738.8	$738.2
Total liabilities	$3,822.0	$3,717.0
Common shareholders’ equity	$9,653.3	$8,576.0
Non-controlling interests	$121.3	$118.1

In the first six months of 2026, current assets and total assets increased by $953.2 million and $1,185.5 million, respectively, primarily due to the increase in cash and cash equivalents. Total assets were also impacted by an increase in property, plant and equipment, as a result of additions, net of depreciation. Current liabilities increased by $67.0 million due to an increase in accounts payable and accrued liabilities, driven by the ramp up of development projects. Total liabilities increased by $105.0 million, primarily driven by the increase in current liabilities and an increase in deferred tax liabilities.

During the second quarter of 2026, the Company repurchased and cancelled 7.9 million common shares under its NCIB. Subsequent to June 30, 2026, the Company repurchased a further 1.7 million common shares under its NCIB. As of July 28, 2026, there were 1,186.2 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 2.8 million restricted share units and 2.2 million restricted performance share units outstanding under its restricted share unit plans.

On July 29, 2026, the Board of Directors declared a dividend of $0.04 per common share payable on September 3, 2026, to shareholders of record on August 20, 2026.

Financing and Credit Facilities

Senior notes

The total carrying amount of debt of $738.8 million as at June 30, 2026 is entirely for the senior notes which are classified as long-term. The Company’s senior notes consist of $500.0 million principal amount of 6.250% notes due in 2033 and $250.0 million principal amount of 6.875% notes due in 2041.

Term loan and revolving credit facility

On February 10, 2025, the Company repaid the remaining $200.0 million outstanding balance and fully extinguished the term loan.

As at June 30, 2026, a balance of $nil (December 31, 2025 – $nil) was outstanding under the revolving credit facility and $7.1 million (December 31, 2025 – $7.0 million) of credit was utilized for letters of credit.

Loan interest on the revolving credit facility is variable and is dependent on the Company’s credit rating. Based on the Company’s credit rating at June 30, 2026, interest charges and fees are as follows:

Type of credit
Revolving credit facility	SOFR plus 1.25%
Letters of credit	0.8333-1.25%
Standby fee applicable to unused availability	0.125%

The revolving credit facility agreement contains various covenants including limits on indebtedness, asset sales and liens. The Company was in compliance with its financial covenant in the credit agreement as at June 30, 2026.

Kinross Gold Corporation

management’s discussion and analysis

For the three and six months ended June 30, 2026

Other

The Company has a $500.0 million Letter of Credit guarantee facility with Export Development Canada (“EDC”) with a maturity date of June 30, 2028. Total fees related to letters of credit under this facility were 0.75% of the utilized amount. As at June 30, 2026, $284.8 million (December 31, 2025 – $250.9 million) was utilized under this facility.

In addition, as at June 30, 2026, the Company had $1,006.8 million (December 31, 2025 – $848.1 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, the United States and Chile.

The following table outlines the credit facility and letters of credit utilization and availability:

	As at
	June 30,	December 31,
(in millions)	2026	2025
Utilization of revolving credit facility letters of credit	$(7.1)	$(7.0)
Utilization of EDC credit facility	(284.8)	(250.9)
Total facility utilization	$(291.9)	$(257.9)

Available under revolving credit facility	$1,492.9	$1,493.0
Available under EDC credit facility	215.2	249.1
Available credit	$1,708.1	$1,742.1

Liquidity Outlook

As at June 30, 2026, debt obligations in the next 12 months include estimated interest payments of approximately $48.4 million relating to the senior notes.

We believe that the Company’s existing cash and cash equivalents balance of $2,656.4 million, available credit of $1,708.1 million and expected operating cash flows based on current assumptions will be sufficient to fund operations, our forecasted capital expenditures and exploration, interest payments, reclamation and remediation obligations, and working capital requirements currently estimated for the next 12 months. Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.

With respect to longer term capital expenditure funding requirements, the Company believes that cash flow from its existing operations, available credit through existing debt facilities and access to debt and capital markets is adequate and will enable the Company to maintain an appropriate overall liquidity position.

Contractual Obligations and Commitments

The Company manages its exposure to fluctuations in input commodity prices and currency exchange rates by entering into derivative financial instruments from time to time, in accordance with the Company’s risk management policy.

The following table provides a summary of derivative contracts outstanding at June 30, 2026 and their respective maturities:

	2026	2027	2028
Foreign currency
Brazilian real zero cost collars (in millions of U.S. dollars)	$123.0	$135.6	$42.0
Average put strike (Brazilian real)	5.32	5.33	5.50
Average call strike (Brazilian real)	7.10	6.45	7.43
Canadian dollar forward buy contracts (in millions of U.S. dollars)	$117.0	$290.4	$-
Average forward rate (Canadian dollar)	1.36	1.37	-
Chilean peso zero cost collars (in millions of U.S. dollars)	$52.5	$60.0	$-
Average put strike (Chilean peso)	924	873	-
Average call strike (Chilean peso)	1,014	972	-
Energy
WTI oil swap contracts (barrels)	544,200	858,396	144,000
Average price	$61.51	$63.43	$69.25

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2026

Subsequent to June 30, 2026, the following new derivative contracts were entered into:

•	$15.0 million of Chilean peso zero cost collars maturing in 2027, with average put and call strikes of 870 and 994, respectively.

The Company enters into total return swaps (“TRS”) as economic hedges of the Company’s deferred share units and cash-settled restricted share units. Hedge accounting was not applied to the TRS. At June 30, 2026, 1,890,000 TRS units were outstanding (December 31, 2025 – 2,515,000 TRS units).

In order to manage short-term metal price risk, the Company may enter into derivative contracts in relation to metal sales that it believes are highly likely to occur within a given quarter. No such contracts were outstanding at June 30, 2026 or December 31, 2025.

Fair value of derivative instruments

The fair values of derivative instruments are noted in the table below:

	As at
	June 30,	December 31,
(in millions)	2026	2025
Asset (liability)
Foreign currency forward and collar contracts	$(2.5)	$5.9
Energy swap contracts	5.8	(6.1)
Total return swap contracts	(12.2)	8.3
Warrants	1.2	-
	$(7.7)	$8.1

Other legal matters

The Company is, from time to time, involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

Maricunga regulatory proceedings

In May 2015, Chilean environmental enforcement authority (“SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells.

In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above). On November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal required CMM to, among other things, submit a restoration plan to the SMA for approval. CMM appealed the Valle Ancho ruling to the Supreme Court. The CDE appealed to the Supreme Court in both cases and asserted in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. On January 7, 2022, the Supreme Court annulled the Tribunal’s rulings in both cases on procedural grounds and remanded the matters to the Tribunal for further proceedings. In parallel, in December 2020, CMM began discussions with the CDE to resolve the case through the filing of a reparation plan (“PdR”). The PdR is aimed at supporting the natural recovery that the wetlands have sustained since pumping stopped, as well as implementing other supplemental value enhancement actions in the basin. The cases before the Tribunal were stayed pending ongoing settlement discussions.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2026

In November 2025, CMM submitted the fifth version of the PdR to the CDE along with a draft settlement agreement. The settlement agreement’s core commitment is the execution of the PdR. The total cost of the PdR is estimated at $19.8 million. The PdR and the settlement agreement were presented to both the CDE’s Environmental Committee and the Council and were approved during their sessions on December 23, 2025, and January 6, 2026, as applicable. The settlement (along with the PdR) was presented to the Environmental Court on March 10, 2026 for final approval. The timeframe for this approval is expected to be in the second half of 2026. The parties are now separately working on a protocol for the follow-up of the PdR’s actions and obligations and approvals of milestone fulfillments.

Kettle River-Buckhorn regulatory proceedings

Crown Resources Corporation (“Crown”) is the holder of a waste discharge permit (the “Permit”) in respect of the Buckhorn Mine, which authorizes and regulates mine-related discharges from the mine and its water treatment plant. On February 27, 2014, the Washington Department of Ecology (the “WDOE”) renewed Buckhorn Mine’s National Pollution Discharge Elimination System Permit (the “Renewed Permit”), with an effective date of March 1, 2014. The Renewed Permit contained conditions that were more restrictive than the original discharge permit. In addition, Crown felt that the Renewed Permit was internally inconsistent, technically unworkable and inconsistent with existing agreements in place with the WDOE, including a settlement agreement previously entered into by Crown and the WDOE in June 2013 (the “Settlement Agreement”). On February 28, 2014, Crown filed an appeal of the Renewed Permit with the Washington Pollution Control Hearings Board (“PCHB”). In addition, on January 15, 2015, Crown filed a lawsuit against the WDOE in Ferry County Superior Court, Washington, claiming that the WDOE breached the Settlement Agreement by including various unworkable compliance terms in the Renewed Permit (the “Crown Action”). On July 30, 2015, the PCHB upheld the Renewed Permit. Crown filed a Petition for Review in Ferry County Superior Court, Washington, on August 27, 2015, seeking to have the PCHB decision overturned. On March 13, 2017, the Ferry County Superior Court upheld the PCHB’s decision. On April 12, 2017, Crown appealed the Ferry County Superior Court’s ruling to the State of Washington Court of Appeals. On October 8, 2019, the Court of Appeals affirmed the Superior Court’s decision and the PCHB’s decision. On December 31, 2019, the Court of Appeals denied Crown’s Motion for Reconsideration and to Supplement the Record. Crown did not petition the Washington Supreme Court for review and, as a result, appeal of this matter has been exhausted.

On July 19, 2016, the WDOE issued an Administrative Order (“AO”) to Crown and Kinross Gold Corporation asserting that the companies had exceeded the discharge limits in the Renewed Permit a total of 931 times and has also failed to maintain the capture zone required under the Renewed Permit. The AO orders the companies to develop an action plan to capture and treat water escaping the capture zone, undertake various investigations and studies, revise its Adaptive Management Plan, and report findings by various deadlines in the fourth quarter 2016. The companies timely made the required submittals. On August 17, 2016, the companies filed an appeal of the AO with the PCHB (the “AO Appeal”). Because the AO Appeal raises many of the same issues that have been raised in the Appeal and Crown Action, the companies and the WDOE agreed to stay the AO Appeal indefinitely to allow these matters to be resolved. The PCHB granted the request for stay on August 26, 2016, which stay has been subsequently extended. On June 2, 2020, the PCHB dismissed the appeal based on a Joint Stipulation of Voluntary Dismissal filed by the parties. The basis for the dismissal was the exhaustion of appeals as to the Renewed Permit and Crown’s satisfaction of the AO.

On November 30, 2017, the WDOE issued a Notice of Violation (“NOV”) to Crown and Kinross asserting that the companies had exceeded the discharge limits in the Permit a total of 113 times during the third quarter of 2017 and also failed to maintain the capture zone as required under the Permit. The NOV ordered the companies to file a report with the WDOE identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which report was timely filed. Following its review of this report, the WDOE may issue an AO or other directives to the Company.

Beginning in April 2018, the WDOE has issued a NOV to Crown and, on one occasion, also to Kinross, asserting that the companies had exceeded the discharge limits in the Permit and have failed to maintain the capture zone as required under the Permit. The most recent NOV, dated May 10, 2021, asserted 133 alleged violations had occurred in the first quarter of 2021. The NOVs order the companies to file a report with WDOE within 30 days identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which reports have been timely filed. Following its review of these reports, WDOE may issue an AO or other directives to the Company. The NOVs are not immediately appealable, but any subsequent AO or other directive relating to the NOV may be appealed, as appropriate.

On April 10, 2020, the Okanogan Highlands Alliance (“OHA”) filed a citizen’s suit against Crown and Kinross Gold U.S.A., Inc. (“KGUSA”) under the Clean Water Act (“CWA”) for alleged failure to adequately capture and treat mine-impacted groundwater and surface water at the site in violation of the Permit and renewed Permit. The suit seeks injunctive relief and civil penalties in the amount of up to $55,800 per day per violation. Crown filed a counterclaim seeking an accounting of how OHA spent funds paid out under a prior settlement. OHA succeeded in obtaining a dismissal of this claim. Crown refiled the claim in state court where proceedings have been stayed by mutual agreement of the parties. On May 7, 2020, the Attorney General for the State of Washington filed suit against Crown and KGUSA under the CWA and the state Water Pollution Control Act alleging the same alleged permit violations and seeking similar

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2026

relief as OHA. These lawsuits have been consolidated. On June 16, 2021, the Court granted the plaintiffs’ motion for partial summary judgment as to certain of Crown and KGUSA’s defenses. On July 9, 2021, Crown and KGUSA filed a motion for certification of this ruling for immediate appeal, which motion was denied on November 30, 2021. On October 18, 2022, the Court granted a stipulated motion finding Crown liable under the CWA for certain exceedances of the Permit. The Order provides that Crown maintains its right to appeal the Court’s June 16, 2021 order and to contest penalties for these Permit exceedances. On April 19, 2023, the Court stayed the action pending further order of the Court to enable the parties to pursue settlement through a court-ordered mediation which process continued until March 29, 2024, when OHA and the Attorney General advised the Court that they would like to discontinue the mediation process and requested that the Court lift the stay. Based thereon, the Court lifted the stay and entered a Scheduling Order. On September 19, 2024, Crown, KGUSA and OHA filed a Joint Motion for Entry of [Proposed] Consent Decree, which seeks Court approval of a proposed settlement of OHA’s claims in the lawsuit. On October 31, 2024, the Court entered the Consent Decree approving the settlement among KGUSA, Crown and OHA. Under the settlement, KGUSA and Crown paid a total of $5.4 million, inclusive of attorneys’ fees and payments towards supplemental environmental projects in the local area by conservation organizations. The State of Washington was not a party to this settlement. On November 22, 2024, KGUSA and Crown moved for judgment on the pleadings against the State of Washington, which motion was granted on February 4, 2025, and the State’s Amended Complaint was dismissed with prejudice. The State of Washington subsequently moved for relief from judgment, which was denied on March 11, 2025. On April 9, 2025, the State of Washington filed a Notice of Appeal as to the Court’s order granting judgment on the pleadings and this appeal remains pending.

Great Bear permitting

On April 17, 2026, two permits - an Environmental Compliance Authorization for Industrial Sewage Works (“ECA”) and Permit to Take Water (“PTTW”) - were issued by the Ministry of Environment, Conservation and Parks (“MECP”) to Great Bear Resources Ltd. in connection with Great Bear’s AEX project. On May 7, 2026, Grassy Narrows First Nation filed applications with the Ontario Land Tribunal (“OLT”) seeking leave to appeal the PTTW and ECA under section 38 of Ontario’s Environmental Bill of Rights.

A decision by the OLT on the leave to appeal applications remains pending. If leave to appeal is granted, the ECA and PTTW would be automatically suspended pending the conclusion of an appeal hearing. A suspension of these permits would curtail a significant portion of Great Bear’s AEX underground activities until the permits are restored by an OLT decision. At this stage, it is unclear whether leave to appeal will be granted or, if granted, when a hearing on the merits would be concluded. Both Great Bear and MECP have submitted arguments requesting that leave to appeal be denied.

While the Company believes that leave to appeal should be denied and, failing that, the parties would successfully defend the permits, there can be no assurance that the permits will survive or that Great Bear’s AEX activities will not be affected or delayed because of this challenge.

As previously disclosed, the AEX project is not necessary for the Main Project. Further, this legal challenge from Grassy Narrows does not preclude Great Bear from continuing its permitting efforts for the Main Project.

7.	SUMMARY OF QUARTERLY INFORMATION

	2026		2025				2024
(in millions, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Metal sales	$2,238.1	$2,407.7	$2,023.0	$1,802.1	$1,728.5	$1,497.5	$1,415.8	$1,432.0
Net earnings attributable to common shareholders	$844.2	$843.0	$906.5	$584.9	$530.7	$368.0	$275.6	$355.3
Net earnings per share attributable to common shareholders (basic and diluted)	$0.71	$0.70	$0.75	$0.48	$0.43	$0.30	$0.22	$0.29
Net cash flow provided from operating activities	$1,145.9	$1,139.5	$1,146.9	$1,024.1	$992.4	$607.1	$734.5	$733.5

The Company’s results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in gold equivalent ounces sold. Fluctuations in the silver price and foreign exchange rates have also affected results.

During the second quarter of 2026, revenue was $2,238.1 million on sales of 499,035 total gold equivalent ounces compared to $1,728.5 million on sales of 526,223 total gold equivalent ounces during the second quarter of 2025. The average realized gold price in the second quarter of 2026 was $4,483 per ounce compared to $3,284 per ounce in the second quarter of 2025.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2026

Production cost of sales in the second quarter of 2026 increased by 19% compared to the second quarter of 2025. The increase in costs was mainly due to higher fuel costs, higher royalty costs as a result of the higher average realized gold price, as well as higher labour and reagent costs.

Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in gold equivalent ounces sold and depreciable asset bases. In addition, changes in mineral reserves and impairment reversals during some of these periods affected depreciation, depletion and amortization for quarters in subsequent periods.

In the fourth quarter of 2025, the Company recorded an impairment reversal of $116.1 million related to property, plant and equipment at Lobo-Marte. In the third quarter of 2024, the Company recorded an impairment reversal of $74.1 million, related to property, plant and equipment at Round Mountain. The tax impact of the impairment reversals was an income tax expense of $34.5 million and $0.7 million in 2025 and 2024, respectively.

Net cash flow provided from operating activities increased to $1,145.9 million in the second quarter of 2026 from $992.4 million in the second quarter of 2025, primarily due to the increase in margins, partially offset by the increase in income taxes paid.

8.	DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross’ management evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

For the quarter ended June 30, 2026, the Chief Executive Officer and the Chief Financial Officer concluded that Kinross’ disclosure controls and procedures, and internal control over financial reporting are designed to provide reasonable assurance regarding the reliability of information disclosed in its filings, including its interim financial statements prepared in accordance with IFRS. There has been no change in the Company’s internal control over financial reporting during the quarter ended June 30, 2026, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

Kinross’ management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

9.	CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

Critical Accounting Policies and Estimates

The preparation of the Company’s interim financial statements requires management to make judgments, estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. The critical estimates, assumptions and judgments applied in the preparation of the Company’s interim financial statements are consistent with those applied and disclosed in Note 5 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2025.

Accounting Changes

The accounting policies applied in the preparation of the Company’s interim financial statements are consistent with those used in the Company’s annual audited consolidated financial statements for the year ended December 31, 2025, except for those disclosed in Note 3 of the interim financial statements.

10.	RISK ANALYSIS

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors are similar across the mining industry while others are specific to Kinross. For a discussion of these risk factors, please refer to the MD&A for the year ended December 31, 2025 and for additional information please refer to the Annual Information Form for the year ended December 31, 2025, each of which is available on the Company’s website www.kinross.com and on www.sedarplus.ca or is available upon request from the Company.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2026

11.	SUPPLEMENTAL INFORMATION

Reconciliation of Non-GAAP Financial Measures and Ratios

The Company has included certain non-GAAP financial measures and ratios in this document. These financial measures and ratios are not defined under IFRS and should not be considered in isolation. The Company believes that these financial measures and ratios, together with financial measures and ratios determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these financial measures and ratios is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These financial measures and ratios are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings and adjusted net earnings per share are non-GAAP financial measures and ratios which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures and ratios, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures and ratios are not necessarily indicative of net earnings and earnings per share measures and ratios as determined under IFRS.

The following table provides a reconciliation of net earnings to adjusted net earnings for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(in millions, except per share amounts)	2026	2025	2026	2025
Net earnings attributable to common shareholders - as reported	$844.2	$530.7	$1,687.2	$898.7
Adjusting items:
Foreign exchange (gains) losses	(1.8)	11.1	4.2	18.8
Foreign exchange gains on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	(5.6)	(15.1)	(10.1)	(21.0)
Taxes in respect of prior periods	2.9	3.3	5.1	(4.6)
Costs in connection with conveyor belt repairs	9.0	-	20.1	-
Tasiast mill fire related costs	-	13.0	-	13.0
Other	1.4	1.7	(0.2)	3.4
Tax effects of the above adjustments	(2.3)	(3.7)	(4.4)	(3.3)
	3.6	10.3	14.7	6.3
Adjusted net earnings	$847.8	$541.0	$1,701.9	$905.0
Weighted average number of common shares outstanding - Basic	1,191.6	1,225.7	1,195.5	1,228.1
Adjusted net earnings per share	$0.71	$0.44	$1.42	$0.74
Basic earnings per share attributable to common shareholders - as reported	$0.71	$0.43	$1.41	$0.73

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2026

Attributable Free Cash Flow

Attributable free cash flow is a non-GAAP financial measure and is defined as net cash flow provided from operating activities less attributable capital expenditures and non-controlling interest included in net cash flows provided from operating activities. The Company believes that this measure, which is used internally to evaluate the Company’s underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to better evaluate the Company’s underlying performance. However, this measure is not necessarily indicative of operating earnings or net cash flow provided from operating activities as determined under IFRS.

The following table provides a reconciliation of attributable free cash flow for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(in millions)	2026	2025	2026	2025
Net cash flow provided from operating activities - as reported	$1,145.9	$992.4	$2,285.4	$1,599.5
Adjusting items:
Attributable(a) capital expenditures	(406.2)	(301.8)	(685.1)	(505.9)
Non-controlling interest(b) cash flow from operating activities	(12.9)	(44.0)	(36.0)	(66.2)
Attributable(a) free cash flow	$726.8	$646.6	$1,564.3	$1,027.4

See page 35 of this MD&A for details of the footnotes referenced within the table above.

Attributable Adjusted Operating Cash Flow

Attributable adjusted operating cash flow is a non-GAAP financial measure and is defined as net cash flow provided from operating activities excluding changes in working capital, certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and net cash flows provided from operating activities, net of working capital changes, relating to non-controlling interests. Working capital is excluded given that numerous factors can result in it being volatile. The Company uses attributable adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the attributable adjusted operating cash flow measure is not necessarily indicative of net cash flow provided from operating activities as determined under IFRS.

The following table provides a reconciliation of attributable adjusted operating cash flow for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(in millions)	2026	2025(m)	2026	2025(m)
Net cash flow provided from operating activities - as reported	$1,145.9	$992.4	$2,285.4	$1,599.5
Adjusting items:
Working capital changes:
Accounts receivable and other assets	(1.8)	(14.4)	(8.7)	(25.8)
Inventories	33.7	(8.9)	(2.1)	29.5
Accounts payable and accrued liabilities	(50.8)	(49.9)	1.0	(33.8)
	1,127.0	919.2	2,275.6	1,569.4
Non-controlling interest(b) cash flow from operating activities, net of working capital changes	(15.1)	(35.8)	(34.4)	(65.7)
Attributable(a) adjusted operating cash flow	$1,111.9	$883.4	$2,241.2	$1,503.7

See page 35 of this MD&A for details of the footnotes referenced within the table above.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2026

Attributable Average Realized Gold Price per Ounce

Attributable average realized gold price per ounce is a non-GAAP ratio which calculates the average price realized from gold sales attributable to the Company. The Company believes that this measure provides a more accurate measure with which to compare the Company’s gold sales performance to market gold prices. The following table provides a reconciliation of attributable average realized gold price per ounce for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(in millions, except ounces and average realized gold price per ounce)	2026	2025	2026	2025
Metal sales - as reported	$2,238.1	$1,728.5	$4,645.8	$3,226.0
Less: silver revenue(c)	(57.0)	(22.6)	(113.7)	(45.1)
Less: non-controlling interest(b) gold revenue	(36.8)	(58.0)	(75.7)	(108.1)
Attributable(a) gold revenue	$2,144.3	$1,647.9	$4,456.4	$3,072.8
Gold ounces sold	486,507	519,391	968,979	1,035,659
Less: non-controlling interest(b) gold ounces sold	(8,628)	(17,764)	(16,641)	(35,147)
Attributable(a) gold ounces sold	477,879	501,627	952,338	1,000,512
Attributable(a) average realized gold price per ounce	$4,487	$3,285	$4,679	$3,071
Average realized gold price per ounce(d)	$4,483	$3,284	$4,677	$3,071

See page 35 of this MD&A for details of the footnotes referenced within the table above.

Attributable Production Cost of Sales per Equivalent Ounce Sold

Production cost of sales per equivalent ounce sold is defined as production cost of sales, as reported on the interim condensed consolidated statement of operations, divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per equivalent ounce sold is a non-GAAP ratio and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s attributable non-gold production into gold equivalent ounces and credits it to total attributable production. Management uses this measure to monitor and evaluate the performance of its operating properties that are attributable to its shareholders.

The following table provides a reconciliation of production cost of sales and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(in millions, except ounces and production cost of sales per ounce)	2026	2025	2026	2025
Production cost of sales - as reported	$674.7	$568.4	$1,365.2	$1,115.1
Less: non-controlling interest(b) production cost of sales	(19.8)	(22.5)	(39.7)	(43.2)
Attributable(a) production cost of sales	$654.9	$545.9	$1,325.5	$1,071.9
Gold equivalent ounces sold	499,035	526,223	993,163	1,050,312
Less: non-controlling interest(b) gold equivalent ounces sold	(8,795)	(17,923)	(17,068)	(35,448)
Attributable(a) gold equivalent ounces sold	490,240	508,300	976,095	1,014,864
Attributable(a) production cost of sales per equivalent ounce sold	$1,336	$1,074	$1,358	$1,056
Production cost of sales per equivalent ounce sold(e)	$1,352	$1,080	$1,375	$1,062

See page 35 of this MD&A for details of the footnotes referenced within the table above.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2026

Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP ratio which calculates the impact of the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this ratio provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(in millions, except ounces and production cost of sales per ounce)	2026	2025	2026	2025
Production cost of sales - as reported	$674.7	$568.4	$1,365.2	$1,115.1
Less: non-controlling interest(b) production cost of sales	(19.8)	(22.5)	(39.7)	(43.2)
Less: attributable(a) impact of silver by-product(n)	(56.2)	(22.0)	(111.7)	(44.1)
Attributable(a) production cost of sales on a by-product basis	$598.7	$523.9	$1,213.8	$1,027.8
Gold ounces sold	486,507	519,391	968,979	1,035,659
Less: non-controlling interest(b) gold ounces sold	(8,628)	(17,764)	(16,641)	(35,147)
Attributable(a) gold ounces sold	477,879	501,627	952,338	1,000,512
Attributable(a) production cost of sales per ounce sold on a by-product basis	$1,253	$1,044	$1,275	$1,027
Production cost of sales per equivalent ounce sold(e)	$1,352	$1,080	$1,375	$1,062

See page 35 of this MD&A for details of the footnotes referenced within the table above.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2026

Attributable All-In Sustaining Cost and All-In Cost per Ounce Sold on a By-Product Basis

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are non-GAAP financial measures and ratios, as applicable, calculated based on guidance published by the World Gold Council (“WGC”). The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these metrics. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures and ratios presented by the Company may not be comparable to similar measures and ratios presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures and ratios reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The impact of silver sold is deducted from total production cost of sales as it is considered residual production, i.e. a by-product. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs, including capitalized development, and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations. All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting production cost of sales, as reported on the interim condensed consolidated statements of operations, as follows:

	Three months ended June 30,		Six months ended June 30,
(in millions, except ounces and costs per ounce)	2026	2025	2026	2025
Production cost of sales - as reported	$674.7	$568.4	$1,365.2	$1,115.1
Less: non-controlling interest(b) production cost of sales	(19.8)	(22.5)	(39.7)	(43.2)
Less: attributable(a) impact of silver by-product(n)	(56.2)	(22.0)	(111.7)	(44.1)
Attributable(a) production cost of sales on a by-product basis	$598.7	$523.9	$1,213.8	$1,027.8
Adjusting items on an attributable(a) basis:
General and administrative(f)	32.4	29.6	77.3	65.3
Other operating expense - sustaining(g)	4.8	0.9	5.0	1.1
Reclamation and remediation - sustaining(h)	23.5	22.4	46.6	44.7
Exploration and business development - sustaining(i)	15.7	15.3	31.8	27.8
Additions to property, plant and equipment - sustaining(j)	159.7	143.7	244.3	231.9
Lease payments - sustaining(k)	1.8	1.3	3.8	2.6
All-in Sustaining Cost on a by-product basis - attributable(a)	$836.6	$737.1	$1,622.6	$1,401.2
Adjusting items on an attributable(a) basis:
Other operating expense - non-sustaining(g)	13.9	19.1	22.4	35.3
Reclamation and remediation - non-sustaining(h)	1.8	2.3	3.9	4.6
Exploration and business development - non-sustaining(i)	23.2	45.5	44.9	74.9
Additions to property, plant and equipment - non-sustaining(j)	246.5	158.1	440.8	274.0
Lease payments - non-sustaining(k)	0.2	0.2	0.4	0.4
All-in Cost on a by-product basis - attributable(a)	$1,122.2	$962.3	$2,135.0	$1,790.4
Gold ounces sold	486,507	519,391	968,979	1,035,659
Less: non-controlling interest(b) gold ounces sold	(8,628)	(17,764)	(16,641)	(35,147)
Attributable(a) gold ounces sold	477,879	501,627	952,338	1,000,512
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis	$1,751	$1,469	$1,704	$1,400
Attributable(a) all-in cost per ounce sold on a by-product basis	$2,348	$1,918	$2,242	$1,789
Production cost of sales per equivalent ounce sold(e)	$1,352	$1,080	$1,375	$1,062

See page 35 of this MD&A for details of the footnotes referenced within the table above.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2026

Attributable All-In Sustaining Cost and All-In Cost per Equivalent Ounce Sold

The Company also assesses its attributable all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP financial measures and ratios, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting production cost of sales, as reported on the interim condensed consolidated statements of operations, as follows:

	Three months ended June 30,		Six months ended June 30,
(in millions, except ounces and costs per equivalent ounce)	2026	2025	2026	2025
Production cost of sales - as reported	$674.7	$568.4	$1,365.2	$1,115.1
Less: non-controlling interest(b) production cost of sales	(19.8)	(22.5)	(39.7)	(43.2)
Attributable(a) production cost of sales	$654.9	$545.9	$1,325.5	$1,071.9
Adjusting items on an attributable(a) basis:
General and administrative(f)	32.4	29.6	77.3	65.3
Other operating expense - sustaining(g)	4.8	0.9	5.0	1.1
Reclamation and remediation - sustaining(h)	23.5	22.4	46.6	44.7
Exploration and business development - sustaining(i)	15.7	15.3	31.8	27.8
Additions to property, plant and equipment - sustaining(j)	159.7	143.7	244.3	231.9
Lease payments - sustaining(k)	1.8	1.3	3.8	2.6
All-in Sustaining Cost - attributable(a)	$892.8	$759.1	$1,734.3	$1,445.3
Adjusting items on an attributable(a) basis:
Other operating expense - non-sustaining(g)	13.9	19.1	22.4	35.3
Reclamation and remediation - non-sustaining(h)	1.8	2.3	3.9	4.6
Exploration and business development - non-sustaining(i)	23.2	45.5	44.9	74.9
Additions to property, plant and equipment - non-sustaining(j)	246.5	158.1	440.8	274.0
Lease payments - non-sustaining(k)	0.2	0.2	0.4	0.4
All-in Cost - attributable(a)	$1,178.4	$984.3	$2,246.7	$1,834.5
Gold equivalent ounces sold	499,035	526,223	993,163	1,050,312
Less: non-controlling interest(b) gold equivalent ounces sold	(8,795)	(17,923)	(17,068)	(35,448)
Attributable(a) gold equivalent ounces sold	490,240	508,300	976,095	1,014,864
Attributable(a) all-in sustaining cost per equivalent ounce sold	$1,821	$1,493	$1,777	$1,424
Attributable(a) all-in cost per equivalent ounce sold	$2,404	$1,936	$2,302	$1,808
Production cost of sales per equivalent ounce sold(e)	$1,352	$1,080	$1,375	$1,062

See page 35 of this MD&A for details of the footnotes referenced within the table above.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2026

Capital Expenditures and Attributable Capital Expenditures

Capital expenditures are classified as either sustaining capital expenditures or non-sustaining capital expenditures, depending on the nature of the expenditure. Sustaining capital expenditures typically represent capital expenditures at existing operations including capitalized exploration costs and capitalized development unless related to major projects, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the interim condensed consolidated statements of cash flows), less non-sustaining capital expenditures. Non-sustaining capital expenditures represent capital expenditures for major projects, including major capital development projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Management believes the distinction between sustaining capital expenditures and non-sustaining expenditures is a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of attributable all-in sustaining costs per ounce and attributable all-in costs per ounce. The categorization of sustaining capital expenditures and non-sustaining capital expenditures is consistent with the definitions under the WGC all-in cost standard. Sustaining capital expenditures and non-sustaining capital expenditures are not defined under IFRS, however, the sum of these two measures total to additions to property, plant and equipment as disclosed under IFRS on the interim condensed consolidated statements of cash flows.

Additions to property, plant and equipment per the interim condensed consolidated statements of cash flows includes 100% of capital expenditures for Manh Choh. Attributable capital expenditures is a non-GAAP financial measure and includes Kinross’ 70% share of capital expenditures for Manh Choh. Management believes this to be a useful indicator of Kinross’ cash resources utilized for capital expenditures.

The following table provides a reconciliation of the classification of capital expenditures for the periods presented:

Three months ended June 30, 2026	Tasiast (Mauritania)	Paracatu (Brazil)	La Coipa (Chile)	Fort Knox(l) (USA)	Round Mountain (USA)	Bald Mountain (USA)	Total USA	Other(o)	Total
Sustaining capital expenditures	$46.6	$51.4	$17.9	$37.3	$6.9	$4.0	$48.2	$0.4	$164.5
Non-sustaining capital expenditures	49.7	12.8	4.9	2.7	42.2	50.0	94.9	84.2	246.5
Additions to property, plant and equipment - per cash flow	$96.3	$64.2	$22.8	$40.0	$49.1	$54.0	$143.1	$84.6	$411.0
Less: Non-controlling interest(b)	-	-	-	(4.8)	-	-	(4.8)	-	(4.8)
Attributable(a) capital expenditures	$96.3	$64.2	$22.8	$35.2	$49.1	$54.0	$138.3	$84.6	$406.2

Three months ended June 30, 2025
Sustaining capital expenditures	$23.1	$38.4	$25.0	$43.0	$5.7	$12.7	$61.4	$0.1	$148.0
Non-sustaining capital expenditures	66.6	-	-	-	27.1	27.7	54.8	36.7	158.1
Additions to property, plant and equipment - per cash flow	$89.7	$38.4	$25.0	$43.0	$32.8	$40.4	$116.2	$36.8	$306.1
Less: Non-controlling interest(b)	-	-	-	(4.3)	-	-	(4.3)	-	(4.3)
Attributable(a) capital expenditures	$89.7	$38.4	$25.0	$38.7	$32.8	$40.4	$111.9	$36.8	$301.8

Six months ended June 30, 2026	Tasiast (Mauritania)	Paracatu (Brazil)	La Coipa (Chile)	Fort Knox(l) (USA)	Round Mountain (USA)	Bald Mountain (USA)	Total USA	Other(o)	Total
Sustaining capital expenditures	$57.4	$73.6	$37.8	$61.4	$11.8	$10.9	$84.1	$0.5	$253.4
Non-sustaining capital expenditures	98.9	16.4	6.7	2.7	91.2	82.8	176.7	142.1	440.8
Additions to property, plant and equipment - per cash flow	$156.3	$90.0	$44.5	$64.1	$103.0	$93.7	$260.8	$142.6	$694.2
Less: Non-controlling interest(b)	-	-	-	(9.1)	-	-	(9.1)	-	(9.1)
Attributable(a) capital expenditures	$156.3	$90.0	$44.5	$55.0	$103.0	$93.7	$251.7	$142.6	$685.1

Six months ended June 30, 2025
Sustaining capital expenditures	$36.8	$62.8	$40.6	$71.2	$8.5	$19.6	$99.3	$0.3	$239.8
Non-sustaining capital expenditures	133.0	-	-	-	53.9	38.6	92.5	48.5	274.0
Additions to property, plant and equipment - per cash flow	$169.8	$62.8	$40.6	$71.2	$62.4	$58.2	$191.8	$48.8	$513.8
Less: Non-controlling interest(b)	-	-	-	(7.9)	-	-	(7.9)	-	(7.9)
Attributable(a) capital expenditures	$169.8	$62.8	$40.6	$63.3	$62.4	$58.2	$183.9	$48.8	$505.9

See page 35 of this MD&A for details of the footnotes referenced within the tables above.

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2026

(a)	“Attributable” measures and ratios include Kinross’ share of Manh Choh (70%) sales, costs, cash flows and capital expenditures.
(b)	“Non-controlling interest” represents the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% for cash flow from operating activities, costs, sales and capital expenditures, as appropriate.
(c)	“Silver revenue” represents the portion of metal sales realized from the production of secondary or by-product metal (i.e. silver), which is produced as a by-product of the process used to produce gold.
(d)	“Average realized gold price per ounce” is defined as gold revenue divided by total gold ounces sold.
(e)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.
(f)	“General and administrative” expenses are as reported on the interim condensed consolidated statements of operations, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.
(g)	“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the interim condensed consolidated statements of operations, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% and other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of the Company. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore, classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.
(h)	“Reclamation and remediation – sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100%, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.
(i)	“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the interim condensed consolidated statements of operations, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% and non-sustaining exploration and business development expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mine plans are considered costs required to sustain current operations and are therefore included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are classified as either sustaining or non-sustaining based on a determination of the type of expense and requirement for general or growth-related operations.
(j)	“Additions to property, plant and equipment – sustaining” and “non-sustaining” are as presented on page 34 of this MD&A and include Kinross’ share of Manh Choh’s (70%) sustaining and non-sustaining capital expenditures.
(k)	“Lease payments – sustaining” represents the majority of lease payments as reported on the interim condensed consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100%, and non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.
(l)	The Fort Knox segment is composed of Fort Knox and Manh Choh for all periods presented.
(m)	Attributable adjusted operating cash flow for the three and six months ended June 30, 2025 has been presented in accordance with the current period’s presentation.
(n)	“Impact of silver by-product” represents the costs allocated to the production of secondary or by-product metal (i.e. silver), which is produced as a by-product of the process used to produce gold.
(o)	Other includes corporate and other non-operating assets (including Great Bear, Curlew and Lobo-Marte).

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2026

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements contained in this MD&A, include, but are not limited to, those under the headings (or headings that include) “Outlook”, “Project Updates and New Developments”, and “Liquidity Outlook” as well as statements with respect to our guidance for production, cost guidance, including production costs of sales, all-in sustaining cost of sales, and capital expenditures; anticipated returns of capital to shareholders, including the declaration, payment, increase and sustainability of the Company’s dividends; the size, scope and execution of the proposed share buybacks and the anticipated timing thereof, including the Company’s statement targeting share buybacks and dividends for 2026 of 40% of free cash flow; identification of additional resources and reserves or the conversion of resources to reserves; the Company’s liquidity; the Company’s debt levels; the schedules budgets, and forecast economics for the Company’s development projects; budgets for and future plans for exploration, development and operation at the Company’s operations and projects, including the Great Bear and Lobo-Marte projects; planned timing for the submission of permits; potential mine life extensions at the Company’s operations; the Company’s balance sheet and liquidity outlook, as well as references to other possible events including, the future price of gold and silver, costs of production, operating costs; price inflation; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation, permit applications, environmental risks and proceedings, and resolution of pending litigation. The words “advance”, “believe”, “continue”, “deliver”, “estimates” “expects”, “focus”, “forecast”, “guidance”, “looking ahead”, “next steps”, “on plan”, “on track”, “opportunities”, “plan”, “potential”, “priority”, “progress”, “target”, “upside”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our MD&A for the year ended December 31, 2025, and the Annual Information Form dated March 26, 2026 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for construction and operations; water and power supply and continued operation of the tailings reprocessing facility at Paracatu; permitting of the Great Bear project (including the consultation process with Indigenous groups), permitting and development of the Lobo-Marte project; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects; (3) political regulatory and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws and tailings facility regulations in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of the tax code in Mauritania, potential amendments to and enforcement of tax laws in Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), substantial changes to the federal and/or provincial regulatory and permitting regimes in Canada, third party legal challenges to existing permits, and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies and the results of those studies being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Mauritanian ouguiya and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver which includes, as it relates to share repurchases, assumptions that prices for gold and silver remain approximately consistent with current levels; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) attributable production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company and Kinross’ analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for Tasiast being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) potential direct or indirect operational impacts resulting from infectious diseases or pandemics; (16) changes in national and local government legislation or other government actions, including Ontario environmental regulations and the Canadian federal impact assessment regime; (17) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Company’s expectations (including without limitation litigation in Chile relating to the wetlands remediation plan or other environmental obligations arising therefrom); (18) the Company’s financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained dividend payments; (19) the impacts of potential geotechnical instability being consistent with the Company’s expectations; and (20) the impacts of groundwater inflows at the La Coipa pit being consistent with the Company’s expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, tariffs, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Mauritania or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions

KINROSS GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2026

and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining and maintaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of this MD&A, and the “Risk Factors” set forth in the Company’s Annual Information Form dated March 26, 2026. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 70%-80% of the Company’s costs are denominated in U.S. dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $30 impact on attributable production cost of sales per equivalent ounce sold 2, 4.

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $50 impact on Brazilian attributable production cost of sales per equivalent ounce sold 2.

Specific to the Chilean peso, a 10% change in the exchange rate would be expected to result in an approximate $50 impact on Chilean attributable production cost of sales per equivalent ounce sold 2.

A $10 per barrel change in the price of oil would be expected to result in an approximate $10 impact on attributable production cost of sales per equivalent ounce sold 2.

A $100 change in the price of gold would be expected to result in an approximate $5 impact on attributable production cost of sales per equivalent ounce sold2 as a result of a change in royalties.

Other information

Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this MD&A has been prepared under the supervision of Mr. Nicos Pfeiffer who is a “qualified person” within the meaning of National Instrument 43-101.

4 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited, expressed in millions of United States dollars, except share amounts)

		As at
		June 30,	December 31,
		2026	2025
Assets
Current assets
Cash and cash equivalents		$2,656.4	$1,742.3
Restricted cash		15.9	13.5
Accounts receivable and prepaid assets		130.1	145.8
Inventories	Note 5	1,385.0	1,370.3
Other current assets		54.3	16.6
		4,241.7	3,288.5
Non-current assets
Property, plant and equipment	Note 5	8,505.2	8,289.4
Long-term investments		97.6	99.3
Other long-term assets	Note 5	752.1	708.9
Deferred tax assets		-	25.0
Total assets		$13,596.6	$12,411.1

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$783.4	$716.4
Current income tax payable		587.5	595.7
Current portion of provisions	Note 8	68.9	74.2
Other current liabilities		26.8	13.3
		1,466.6	1,399.6
Non-current liabilities
Long-term debt	Note 7	738.8	738.2
Provisions	Note 8	975.8	976.6
Other long-term liabilities		57.0	64.8
Deferred tax liabilities		583.8	537.8
Total liabilities		$3,822.0	$3,717.0

Equity
Common shareholders’ equity
Common share capital	Note 9	$4,335.1	$4,382.0
Contributed surplus		9,648.9	10,137.6
Accumulated deficit		(4,351.6)	(5,943.3)
Accumulated other comprehensive income (loss)		20.9	(0.3)
Total common shareholders’ equity		9,653.3	8,576.0
Non-controlling interests		121.3	118.1
Total equity		$9,774.6	$8,694.1
Commitments and contingencies	Note 13
Subsequent events	Note 9
Total liabilities and equity		$13,596.6	$12,411.1

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	Note 9	1,186,240,789	1,199,843,037

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

1

KINROSS GOLD CORPORATION

interim cONDENSED Consolidated Statements of Operations

(Unaudited, expressed in millions of United States dollars, except per share amounts)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
		2026	2025	2026	2025
Revenue
Metal sales		$2,238.1	$1,728.5	$4,645.8	$3,226.0

Cost of sales
Production cost of sales		674.7	568.4	1,365.2	1,115.1
Depreciation, depletion and amortization		275.5	262.9	551.2	551.3
Total cost of sales		950.2	831.3	1,916.4	1,666.4
Gross profit		1,287.9	897.2	2,729.4	1,559.6
Other operating expense		30.0	31.1	50.3	45.1
Exploration and business development		39.1	61.7	77.3	104.0
General and administrative		32.4	29.6	77.3	65.3
Operating earnings		1,186.4	774.8	2,524.5	1,345.2
Other expense - net		(3.9)	(19.8)	(17.2)	(33.0)
Finance income		19.8	7.4	35.2	11.6
Finance expense	Note 5	(20.3)	(32.9)	(39.3)	(68.1)
Earnings before tax		1,182.0	729.5	2,503.2	1,255.7
Income tax expense - net		(330.2)	(170.9)	(795.4)	(307.7)
Net earnings		$851.8	$558.6	$1,707.8	$948.0
Net earnings attributable to:
Non-controlling interests		$7.6	$27.9	$20.6	$49.3
Common shareholders		$844.2	$530.7	$1,687.2	$898.7
Earnings per share attributable to common shareholders
Basic		$0.71	$0.43	$1.41	$0.73
Diluted		$0.71	$0.43	$1.41	$0.73

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

2

KINROSS GOLD CORPORATION

INTERIM CONDENSED Consolidated Statements of Comprehensive INCOME

(Unaudited, expressed in millions of United States dollars)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025
Net earnings	$851.8	$558.6	$1,707.8	$948.0

Other comprehensive income (loss), net of tax:
Item that will not be reclassified to profit or loss:
Equity investments at fair value through other comprehensive income - net change in fair value(a)	8.1	20.7	20.0	29.6

Items that are or may be reclassified to profit or loss in subsequent periods:
Cash flow hedges - effective portion of changes in fair value(b)	(10.6)	5.5	12.9	10.3
Cash flow hedges - reclassified out of accumulated other comprehensive income(c)	(8.0)	1.5	(11.7)	2.7
	(10.5)	27.7	21.2	42.6
Total comprehensive income	$841.3	$586.3	$1,729.0	$990.6

Attributable to non-controlling interests	$7.6	$27.9	$20.6	$49.3
Attributable to common shareholders	$833.7	$558.4	$1,708.4	$941.3

(a)	Net of tax expense of $1.2 million, three months; $3.0 million, six months (2025 – $nil, three months; $nil, six months).
(b)	Net of tax (recovery) expense of $(1.2) million, three months; $6.8 million, six months (2025 – $0.6 million, three months; $3.2 million, six months).
(c)	Net of tax (recovery) expense of $(3.1) million, three months; $(4.6) million, six months (2025 – $0.4 million, three months; $0.4 million, six months).

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

3

KINROSS GOLD CORPORATION

INTERIM CONDENSED Consolidated Statements of Cash Flows

(Unaudited, expressed in millions of United States dollars)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
		2026	2025	2026	2025
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings		$851.8	$558.6	$1,707.8	$948.0
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation, depletion and amortization		275.5	262.9	551.2	551.3
Share-based compensation expense		3.4	3.2	10.0	7.8
Finance expense - net		0.5	25.5	4.1	56.5
Income tax expense - net		330.2	170.9	795.4	307.7
Foreign exchange losses		1.2	5.8	8.7	11.3
Other		10.2	9.2	2.9	(11.8)
Reclamation payments		(18.9)	(6.9)	(29.0)	(13.1)
Changes in working capital:
Accounts receivable and other assets		1.8	14.4	8.7	25.8
Inventories		(33.7)	8.9	2.1	(29.5)
Accounts payable and accrued liabilities		50.8	49.9	(1.0)	33.8
Cash flow provided from operating activities		1,472.8	1,102.4	3,060.9	1,887.8
Income taxes paid		(326.9)	(110.0)	(775.5)	(288.3)
Net cash flow provided from operating activities		1,145.9	992.4	2,285.4	1,599.5
Investing:
Additions to property, plant and equipment		(411.0)	(306.1)	(694.2)	(513.8)
Interest paid capitalized to property, plant and equipment	Note 7	-	-	(7.1)	(13.5)
Proceeds from long-term investments and other assets		27.6	-	27.6	-
Additions to long-term investments and other assets		(19.2)	(14.8)	(44.5)	(23.9)
Increase in restricted cash		(0.6)	(0.8)	(2.4)	(2.5)
Interest received and other		19.4	9.0	34.5	13.2
Net cash flow used in investing activities		(383.8)	(312.7)	(686.1)	(540.5)
Financing:
Repayment of debt	Note 7	-	-	-	(200.0)
Interest paid	Note 7	-	-	(17.2)	(24.0)
Payment of lease liabilities	Note 7	(2.0)	(1.5)	(4.2)	(3.0)
Distributions paid to non-controlling interest		(9.0)	(30.0)	(18.0)	(54.0)
Dividends paid to common shareholders	Note 9	(47.6)	(36.7)	(95.5)	(73.6)
Payments for employee taxes withheld from restricted share unit releases	Note 10	(0.3)	-	(55.6)	(10.0)
Repurchase and cancellation of shares	Note 9	(230.0)	(170.1)	(480.1)	(170.1)
Taxes paid on repurchase of shares		-	-	(12.1)	-
Net cash flow used in financing activities		(288.9)	(238.3)	(682.7)	(534.7)
Effect of exchange rate changes on cash and cash equivalents		(1.8)	0.5	(2.5)	0.7
Increase in cash and cash equivalents		471.4	441.9	914.1	525.0
Cash and cash equivalents, beginning of period		2,185.0	694.6	1,742.3	611.5
Cash and cash equivalents, end of period		$2,656.4	$1,136.5	$2,656.4	$1,136.5

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

4

KINROSS GOLD CORPORATION

interim cONDENSED Consolidated Statements of Equity

(Unaudited, expressed in millions of United States dollars)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
		2026	2025	2026	2025
Common share capital
Balance at the beginning of the period		$4,363.8	$4,493.6	$4,382.0	$4,487.3
Transfer from contributed surplus on exercise of restricted shares		-	-	10.1	6.2
Options exercised, including cash		-	-	-	0.1
Repurchase and cancellation of shares	Note 9	(28.7)	(42.6)	(57.0)	(42.6)
Balance at the end of the period	Note 9	$4,335.1	$4,451.0	$4,335.1	$4,451.0

Contributed surplus
Balance at the beginning of the period		$9,851.3	$10,631.4	$10,137.6	$10,643.0
Share-based compensation		3.4	3.2	10.0	7.8
Transfer of fair value of exercised options and restricted shares		(0.3)	-	(65.7)	(16.2)
Repurchase and cancellation of shares	Note 9	(205.6)	(130.9)	(432.4)	(130.9)
Other		0.1	-	(0.6)	-
Balance at the end of the period		$9,648.9	$10,503.7	$9,648.9	$10,503.7

Accumulated deficit
Balance at the beginning of the period		$(5,148.2)	$(7,850.2)	$(5,943.3)	$(8,181.3)
Dividends paid	Note 9	(47.6)	(36.7)	(95.5)	(73.6)
Net earnings attributable to common shareholders		844.2	530.7	1,687.2	898.7
Balance at the end of the period		$(4,351.6)	$(7,356.2)	$(4,351.6)	$(7,356.2)

Accumulated other comprehensive income (loss)
Balance at the beginning of the period		$31.4	$(72.5)	$(0.3)	$(87.4)
Other comprehensive income, net of tax		(10.5)	27.7	21.2	42.6
Balance at the end of the period		$20.9	$(44.8)	$20.9	$(44.8)
Total accumulated deficit and accumulated other comprehensive income (loss)		$(4,330.7)	$(7,401.0)	$(4,330.7)	$(7,401.0)

Total common shareholders’ equity		$9,653.3	$7,553.7	$9,653.3	$7,553.7

Non-controlling interests
Balance at the beginning of the period		$122.6	$136.4	$118.1	$139.0
Net earnings attributable to non-controlling interests		7.6	27.9	20.6	49.3
Distributions paid to non-controlling interest		(9.0)	(30.0)	(18.0)	(54.0)
Other		0.1	-	0.6	-
Balance at the end of the period		$121.3	$134.3	$121.3	$134.3

Total equity		$9,774.6	$7,688.0	$9,774.6	$7,688.0

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

5

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint arrangements (collectively, “Kinross” or the “Company”) are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, Brazil, Chile, Mauritania and Finland. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver. The Company is listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange.

The unaudited interim condensed consolidated financial statements (“interim financial statements”) of the Company for the period ended June 30, 2026 were authorized for issue in accordance with a resolution of the Board of Directors on July 29, 2026.

2.	BASIS OF PRESENTATION

These interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). The accounting policies applied in these interim financial statements are consistent with those used in the annual audited consolidated financial statements for the year ended December 31, 2025, except for the adoption of the amendments to International Financial Reporting Standards (“IFRS”) 9 “Financial Instruments” (“IFRS 9”) and IFRS 7 “Financial Instruments: Disclosures” (“IFRS 7”). See Note 3.

These interim financial statements do not include all disclosures required by IFRS for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2025, prepared in accordance with IFRS as issued by the IASB.

3.	CHANGES IN MATERIAL ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

i.	Changes in Material Accounting Policies

On January 1, 2026, the Company adopted narrow scope amendments to IFRS 9 and IFRS 7. The amendments include the clarification of the date of initial recognition or derecognition of financial liabilities, including financial liabilities that are settled in cash using an electronic payment system. The amendments also introduce additional disclosure requirements to enhance transparency regarding investments in equity instruments designated at fair value through other comprehensive income (“FVOCI”) and financial instruments with contingent features. The amendments did not have an impact on the Company’s interim financial statements or the comparative period on the date of adoption.

On January 1, 2026, the Company adopted targeted amendments to IFRS 9 and IFRS 7 to help companies better report the financial effects of nature-dependent electricity contracts. The amendments clarify the factors an entity would consider when assessing whether a renewable electricity contract qualifies for the own-use exemption under IFRS 9, as well as hedge accounting requirements for when a renewable electricity contract is designated as the hedging instrument in a cash flow hedge of forecasted sales or purchases of electricity. The amendments did not have an impact on the Company’s interim financial statements or the comparative period on the date of adoption.

ii.	Recent Accounting Pronouncements Issued Not Yet Adopted

On April 9, 2024, the IASB issued IFRS 18 “Presentation and Disclosure in the Financial Statements” (“IFRS 18”) replacing IAS 1 “Presentation of Financial Statements”. IFRS 18 introduces new categories and defined subtotals in the statement of profit or loss, introduces the concept of management-defined performance measures (“MPMs”) and related disclosure requirements, and includes requirements to improve the aggregation and disaggregation of information in the financial statements. With respect to the statement of profit or loss, items of income and expenses will be grouped into new categories and defined subtotals, resulting in changes to certain existing line items and the subtotals presented, with no change to net income. An MPM is defined as a subtotal of income and expenses that a company uses in public communications outside of its financial statements to represent management’s view of the company’s financial performance.

6

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

As a result of IFRS 18, amendments to IAS 7 “Statement of Cash Flows” were also issued to require that entities use the operating profit subtotal as the starting point for the indirect method of reporting cash flows from operating activities. In addition, presentation alternatives will be removed for interest paid and received. All interest paid will be required to be presented as a financing cash flow representing a change from the Company’s current presentation of capitalized interest paid within cash flows used in investing activities.

The Company is currently assessing the impact of the new standard on its financial statements and will apply the standard from its mandatory effective date of January 1, 2027. As retrospective application is required, the comparative information for the financial year ending December 31, 2026, including each quarter therein, will be restated in accordance with IFRS 18.

4.	SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these interim financial statements requires the use of certain significant accounting estimates and judgments by management in applying the Company’s accounting policies. The areas involving significant judgments, estimates and assumptions have been set out in and are consistent with Note 5 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2025.

5.	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT DETAILS

Interim Condensed Consolidated Balance Sheets

i.	Inventories

	June 30,	December 31,
	2026	2025
Ore in stockpiles(a)	$647.9	$546.5
Ore on leach pads(b)	674.9	684.8
In-process	109.2	202.0
Finished metal	32.2	21.7
Materials and supplies	445.3	400.5
	1,909.5	1,855.5
Long-term portion of ore in stockpiles and ore on leach pads(a)(b)	(524.5)	(485.2)
	$1,385.0	$1,370.3

(a)	Ore in stockpiles relates to the Company’s operating mines. Material not scheduled for processing within the next 12 months is included in other long-term assets. See Note 5iii.

(b)	Ore on leach pads relates to the Company’s Bald Mountain, Fort Knox, and Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Bald Mountain in 2030 and at Round Mountain and Fort Knox in 2028. Material not scheduled for processing within the next 12 months is included in other long-term assets. See Note 5iii.

ii.	Property, plant and equipment:

During the six months ended June 30, 2026, $826.7 million of additions (six months ended June 30, 2025 – $590.8 million) were capitalized to property, plant and equipment.

7

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

iii.	Other long-term assets:

	June 30,	December 31,
	2026	2025
Long-term portion of ore in stockpiles and ore on leach pads(a)	$524.5	$485.2
Long-term receivables	89.5	83.0
Advances to suppliers	41.6	72.6
Investment in joint venture - Puren(b)	69.3	49.6
Other	27.2	18.5
	$752.1	$708.9

(a)	Long-term portion of ore in stockpiles and ore on leach pads represents material not scheduled for processing within the next 12 months. As at June 30, 2026, long-term ore in stockpiles was at the Company’s Tasiast, Paracatu and La Coipa mines, and long-term ore on leach pads was at the Company’s Round Mountain and Fort Knox mines.

(b)	The Company’s Puren joint venture investment is accounted for under the equity method. There are no publicly quoted market prices for Puren.

Interim Condensed Consolidated Statements of Operations

iv.	Finance expense:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Interest expense, including accretion of debt and lease liabilities(a)	$8.4	$20.2	$15.6	$42.8
Accretion of reclamation and remediation obligations	11.9	12.7	23.7	25.3
	$20.3	$32.9	$39.3	$68.1

(a)	During the three and six months ended June 30, 2026, $7.4 million and $13.2 million, respectively, of interest was capitalized to property, plant and equipment (three and six months ended June 30, 2025 – $2.2 million and $2.9 million, respectively).

Total interest paid, including interest capitalized, during the three and six months ended June 30, 2026 was $nil and $24.3 million, respectively (three and six months ended June 30, 2025 – $nil and $37.5 million, respectively). See Note 7iv.

6.	FAIR VALUE MEASUREMENT

i.	Recurring fair value measurement

Assets (liabilities) measured at fair value on a recurring basis as at June 30, 2026 include:

	Level 1	Level 2	Level 3	Aggregate Fair Value
Equity investments at FVOCI	$97.6	$-	$-	$97.6
Derivative contracts:
Foreign currency forward and collar contracts	-	(2.5)	-	(2.5)
Energy swap contracts	-	5.8	-	5.8
Total return swaps	-	(12.2)	-	(12.2)
Warrants	-	1.2	-	1.2
	$97.6	$(7.7)	$-	$89.9

The valuation techniques that are used to measure fair value are as follows:

Equity investments at FVOCI:

Equity investments at FVOCI include shares in publicly traded companies listed on a stock exchange. The fair value of equity investments at FVOCI for shares in publicly traded companies is determined based on a market approach reflecting the closing price of each particular security at the consolidated balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore these equity instruments are classified within Level 1 of the fair value hierarchy.

Derivative contracts:

The Company’s derivative contracts are valued using pricing models and the Company generally uses similar models to value similar instruments. Such pricing models require a variety of inputs, including contractual cash flows, quoted market prices, applicable yield curves and credit spreads. The fair value of derivative contracts is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the quoted market rates in effect at the consolidated balance sheet date and therefore derivative contracts are classified within Level 2 of the fair value hierarchy.

8

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

The Company enters into total return swaps (“TRS”) as economic hedges of the Company’s deferred share units (“DSUs”) and cash-settled restricted share units (“RSUs”). Hedge accounting was not applied to the TRS. At June 30, 2026, 1,890,000 TRS units were outstanding.

ii.	Fair value of financial assets and liabilities not measured and recognized at fair value

Cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities are measured at amortized cost. Carrying values for these financial instruments approximate their fair values due to their short-term maturities.

Long-term debt is measured at amortized cost. The fair value of long-term debt is primarily measured using market determined variables, and therefore is classified within Level 2 of the fair value hierarchy. See Note 7.

7.	LONG-TERM DEBT AND CREDIT FACILITIES

			June 30, 2026				December 31, 2025
		Interest Rates	Nominal Amount	Deferred Financing Costs(a)	Carrying Amount	Fair Value(b)	Carrying Amount	Fair Value(b)
Senior notes	(i)	6.25%-6.875%	$744.4	$(5.6)	$738.8	$797.7	$738.2	$812.9
Total long-term debt			$744.4	$(5.6)	$738.8	$797.7	$738.2	$812.9

(a)	Includes transaction costs on the senior notes.

(b)	The fair value of senior notes is primarily determined using quoted market determined variables. See Note 6ii.

i.	Senior notes

The Company’s senior notes consist of $500.0 million principal amount of 6.250% notes due in 2033 and $250.0 million principal amount of 6.875% notes due in 2041.

ii.	Term loan and revolving credit facility

On February 10, 2025, the Company repaid the remaining $200.0 million outstanding balance and fully extinguished the term loan.

As at June 30, 2026, a balance of $nil (December 31, 2025 – $nil) was outstanding under the revolving credit facility and $7.1 million (December 31, 2025 – $7.0 million) of credit was utilized for letters of credit.

Loan interest on the revolving credit facility is variable and is dependent on the Company’s credit rating. Based on the Company’s credit rating at June 30, 2026, interest charges and fees are as follows:

Type of credit
Revolving credit facility	SOFR plus 1.25%
Letters of credit	0.8333-1.25%
Standby fee applicable to unused availability	0.125%

The revolving credit facility agreement contains various covenants including limits on indebtedness, asset sales and liens. The Company was in compliance with its financial covenant in the credit agreement as at June 30, 2026.

iii.	Other

The Company has a $500.0 million Letter of Credit guarantee facility with Export Development Canada with a maturity date of June 30, 2028. Total fees related to letters of credit under this facility were 0.75% of the utilized amount. As at June 30, 2026, $284.8 million (December 31, 2025 – $250.9 million) was utilized under this facility.

In addition, as at June 30, 2026, the Company had $1,006.8 million (December 31, 2025 – $848.1 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, the United States and Chile.

9

Kinross Gold Corporation

Notes to the INTERIM condensed Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

iv.	Changes in liabilities arising from financing activities

	Long-term debt	Lease liabilities(a)	Accrued interest payable(b)	Total
Balance as at January 1, 2026	$738.2	$20.3	$20.0	$778.5
Changes from financing cash flows
Interest paid	-	-	(17.2)	(17.2)
Payment of lease liabilities	-	(4.2)	-	(4.2)
	738.2	16.1	2.8	757.1
Other changes
Interest expense and accretion	$-	$0.5	$14.6	$15.1
Capitalized interest	-	-	13.2	13.2
Capitalized interest paid(c)	-	-	(7.1)	(7.1)
Additions of lease liabilities	-	0.6	-	0.6
Other	0.6	(0.7)	(3.4)	(3.5)
	0.6	0.4	17.3	18.3
Balance as at June 30, 2026	$738.8	$16.5	$20.1	$775.4

(a)	Included in other current and long-term liabilities.

(b)	Included in accounts payable and accrued liabilities.

(c)	Included in interest paid capitalized to property, plant and equipment on the statements of cash flows.

8.	PROVISIONS

	June 30,	December 31,
	2026	2025
Reclamation and remediation obligations	$986.6	$991.8
Other provisions	58.1	59.0
Total provisions and current provisions	$1,044.7	$1,050.8
Less: current portion	(68.9)	(74.2)
Non-current portion	$975.8	$976.6

9.	COMMON SHARE CAPITAL

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the six months ended June 30, 2026 and year ended December 31, 2025 is as follows:

	Six months ended June 30, 2026		Year-ended December 31, 2025
	Number of shares	Amount	Number of shares	Amount
	(000’s)		(000’s)
Common shares
Balance at January 1,	1,199,843	$4,382.0	1,229,126	$4,487.3
Issued:
Issued under share option and restricted share plans	2,015	10.1	1,377	6.6
Repurchase and cancellation of common shares (i)	(15,617)	(57.0)	(30,660)	(111.9)
Total common share capital	1,186,241	$4,335.1	1,199,843	$4,382.0

i.	Repurchase and cancellation of common shares

On March 19, 2026, the Company received approval from the TSX to renew its normal course issuer bid (“NCIB”) program. Under the program, the Company is authorized to purchase up to 104,239,211 of its common shares during the period starting on March 24, 2026 and ending on March 23, 2027.

During the six months ended June 30, 2026, the Company repurchased and cancelled 15,617,542 common shares for $489.4 million, including taxes of $9.3 million, at an average price of $30.74 per share. The book value of the cancelled shares was $57.0 million and was recorded as a reduction to common share capital.

Subsequent to June 30, 2026, the Company repurchased 1,698,785 common shares for $40.0 million.

10

KINROSS GOLD CORPORATION

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2026 and 2025

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

ii.	Dividends on common shares

The following summarizes dividends declared and paid during the six months ended June 30, 2026 and 2025:

	2026		2025
	Per share	Total paid	Per share	Total paid
Dividends declared and paid during the period:
Three months ended March 31	$0.04	$47.9	$0.03	$36.9
Three months ended June 30	0.04	47.6	0.03	36.7
Total		$95.5		$73.6

There were no dividends declared and unpaid at June 30, 2026 or June 30, 2025.

On July 29, 2026 the Board of Directors declared a dividend of $0.04 per common share payable on September 3, 2026, to shareholders of record on August 20, 2026.

10.	SHARE-BASED PAYMENTS

i.	Restricted share unit plans

(a)	Restricted share units

The following table summarizes information about equity-settled RSUs and related changes during the six months ended June 30, 2026:

	Six months ended June 30, 2026
	Number of units (000’s)	Grant date weighted average fair value (C$/unit)
Outstanding at January 1, 2026	1,934	$9.48
Granted	227	48.12
Reinvested	3	19.88
Redeemed(a)	(1,078)	7.61
Forfeited	(67)	14.00
Outstanding at end of period	1,019	$19.80

(a)	Includes 387,768 units withheld for the settlement of employee tax obligations.

The following table summarizes information about cash-settled RSUs and related changes during the six months ended June 30, 2026:

	Six months ended June 30, 2026
	Number of units (000’s)	Grant date weighted average fair value (C$/unit)
Outstanding at January 1, 2026	2,440	$11.78
Granted	431	47.81
Reinvested	5	20.58
Redeemed	(959)	10.05
Forfeited	(65)	17.03
Outstanding at end of period	1,852	$20.90

As at June 30, 2026, the Company had recognized a liability of $19.2 million within accounts payable and accrued liabilities, and $5.6 million within other long-term liabilities, in respect of its cash-settled RSUs.

11

KINROSS GOLD CORPORATION

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2026 and 2025

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

(b)	Restricted performance share units (“RPSUs”)

The following table summarizes the changes in RPSUs for the six months ended June 30, 2026:

	Six months ended June 30, 2026
	Number of units (000’s)	Grant date weighted average fair value (C$/unit)
Outstanding at January 1, 2026	3,712	$7.56
Granted(a)	1,053	16.33
Reinvested	6	14.49
Redeemed(b)	(2,449)	5.04
Forfeited	(91)	8.52
Outstanding at end of period	2,231	$14.45

(a)	Includes 776,944 units granted related to performance factors applied to the 2023 RPSUs upon vesting.
(b)	Includes 1,124,097 units withheld for the settlement of employee tax obligations.

At the time of vesting of equity-settled RSUs and RPSUs, employees have the option of net share settlement, under which the Company withholds a portion of the shares to cover withholding tax obligations of the employee and remits payment to tax authorities on their behalf. For the three and six months ended June 30, 2026, the Company paid $0.3 million and $55.6 million, respectively, (three and six months ended June 30, 2025 – $nil and $10.0 million, respectively) for employee taxes withheld on the release of equity-settled RSUs and RPSUs. If all equity-settled RSUs and RPSUs outstanding at June 30, 2026 subsequently vest, the Company estimates that it would be required to remit approximately $41 million to tax authorities over the vesting period for the years 2026 through 2029. The Company used the share price as at June 30, 2026 in determining this estimate.

ii.	Deferred share unit plan

The number of DSUs granted by the Company for the six months ended June 30, 2026 was 31,289 and the weighted average fair value per unit at the date of issue was C$37.86.

There were 1,556,243 DSUs outstanding, for which the Company had recognized a liability of $36.8 million as at June 30, 2026 (December 31, 2025 – $43.1 million), within accounts payable and accrued liabilities.

iii.	Employee share purchase plan (“SPP”)

The compensation expense related to the employee SPP for the three and six months ended June 30, 2026 was $1.0 million and $2.0 million, respectively (three and six months ended June 30, 2025 – $0.8 million and $1.6 million, respectively).

11.	EARNINGS PER SHARE

Basic and diluted net earnings attributable to common shareholders of Kinross for the three and six months ended June 30, 2026 was $844.2 million and $1,687.2 million, respectively (three and six months ended June 30, 2025 – $530.7 million and $898.7 million, respectively).

The following table details the weighted average number of common shares outstanding for the purpose of computing basic and diluted earnings per share attributable to common shareholders for the following periods:

	Three months ended June 30,		Six months ended June 30,
(Number of common shares in thousands)	2026	2025	2026	2025
Basic weighted average shares outstanding	1,191,629	1,225,731	1,195,540	1,228,079
Weighted average shares dilution adjustments:
Stock options	-	26	-	25
Restricted share units	711	1,378	1,032	1,552
Restricted performance share units	1,835	3,075	2,572	3,185
Diluted weighted average shares outstanding	1,194,175	1,230,210	1,199,144	1,232,841

12

KINROSS GOLD CORPORATION

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2026 and 2025

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

12.	SEGMENTED INFORMATION

Operating segments

The following tables set forth operating results by reportable segment for the following periods:

	Operating segments						Non-operating segments
Three months ended June 30, 2026	Tasiast	Paracatu	La Coipa	Fort Knox(a)	Round Mountain	Bald Mountain	Great Bear	Corporate and other(b)	Total
Revenue
Metal sales	$598.3	700.5	245.1	482.1	90.3	121.8	-	-	$2,238.1
Cost of sales
Production cost of sales	130.8	173.9	76.4	177.5	67.6	48.5	-	-	674.7
Depreciation, depletion and amortization	67.3	59.7	41.0	81.2	12.3	12.5	0.2	1.3	275.5
Total cost of sales	198.1	233.6	117.4	258.7	79.9	61.0	0.2	1.3	950.2
Gross profit (loss)	$400.2	466.9	127.7	223.4	10.4	60.8	(0.2)	(1.3)	$1,287.9
Other operating expense	1.6	3.6	2.2	13.7	-	1.9	0.7	6.3	30.0
Exploration and business development	2.7	2.6	0.7	4.9	2.5	3.5	3.6	18.6	39.1
General and administrative	-	-	-	-	-	-	-	32.4	32.4
Operating earnings (loss)	$395.9	460.7	124.8	204.8	7.9	55.4	(4.5)	(58.6)	$1,186.4
Other expense - net									(3.9)
Finance income									19.8
Finance expense									(20.3)
Earnings before tax									$1,182.0

Capital expenditures for the three months ended June 30, 2026(c)	$110.0	57.7	24.3	45.7	51.4	100.9	40.1	58.3	$488.4

	Operating segments						Non-operating segments
Three months ended June 30, 2025	Tasiast	Paracatu	La Coipa	Fort Knox(a)	Round Mountain	Bald Mountain	Great Bear	Corporate and other(b)	Total
Revenue
Metal sales	$400.1	487.0	165.2	372.4	124.5	179.3	-	-	$1,728.5
Cost of sales
Production cost of sales	102.6	142.6	70.4	141.3	52.1	59.4	-	-	568.4
Depreciation, depletion and amortization	65.4	56.5	32.7	46.9	16.6	43.4	-	1.4	262.9
Total cost of sales	168.0	199.1	103.1	188.2	68.7	102.8	-	1.4	831.3
Gross profit (loss)	$232.1	287.9	62.1	184.2	55.8	76.5	-	(1.4)	$897.2
Other operating expense	11.2	0.4	3.0	0.8	0.1	1.4	1.3	12.9	31.1
Exploration and business development	4.9	2.1	4.7	6.0	15.5	1.3	4.0	23.2	61.7
General and administrative	-	-	-	-	-	-	-	29.6	29.6
Operating earnings (loss)	$216.0	285.4	54.4	177.4	40.2	73.8	(5.3)	(67.1)	$774.8
Other expense - net									(19.8)
Finance income									7.4
Finance expense									(32.9)
Earnings before tax									$729.5

Capital expenditures for the three months ended June 30, 2025(c)	$101.6	43.0	27.8	56.7	37.7	43.4	26.5	3.9	$340.6

	Operating segments						Non-operating segments
Six months ended June 30, 2026	Tasiast	Paracatu	La Coipa	Fort Knox(a)	Round Mountain	Bald Mountain	Great Bear	Corporate and other(b)	Total
Revenue
Metal sales	$1,243.0	1,472.9	506.5	950.5	217.2	255.7	-	-	$4,645.8
Cost of sales
Production cost of sales	261.1	351.6	158.4	352.3	140.0	101.8	-	-	1,365.2
Depreciation, depletion and amortization	132.1	127.6	79.0	155.8	24.8	28.8	0.4	2.7	551.2
Total cost of sales	393.2	479.2	237.4	508.1	164.8	130.6	0.4	2.7	1,916.4
Gross profit (loss)	$849.8	993.7	269.1	442.4	52.4	125.1	(0.4)	(2.7)	$2,729.4
Other operating expense	5.1	1.4	3.1	25.3	0.1	2.9	0.8	11.6	50.3
Exploration and business development	7.7	4.0	1.1	8.6	3.3	4.7	10.4	37.5	77.3
General and administrative	-	-	-	-	-	-	0.1	77.2	77.3
Operating earnings (loss)	$837.0	988.3	264.9	408.5	49.0	117.5	(11.7)	(129.0)	$2,524.5
Other expense - net									(17.2)
Finance income									35.2
Finance expense									(39.3)
Earnings before tax									$2,503.2

Capital expenditures for the six months ended June 30, 2026(c)	$191.9	96.3	48.6	69.8	109.8	144.7	79.9	85.2	$826.2

	Operating segments						Non-operating segments
Six months ended June 30, 2025	Tasiast	Paracatu	La Coipa	Fort Knox(a)	Round Mountain	Bald Mountain	Great Bear	Corporate and other(b)	Total
Revenue
Metal sales	$770.0	904.7	326.4	692.9	227.4	304.6	-	-	$3,226.0
Cost of sales
Production cost of sales	207.6	282.2	134.5	273.1	109.1	108.6	-	-	1,115.1
Depreciation, depletion and amortization	149.8	113.8	62.4	96.9	39.7	85.7	0.2	2.8	551.3
Total cost of sales	357.4	396.0	196.9	370.0	148.8	194.3	0.2	2.8	1,666.4
Gross profit (loss)	$412.6	508.7	129.5	322.9	78.6	110.3	(0.2)	(2.8)	$1,559.6
Other operating expense	8.8	0.6	5.3	0.9	0.2	2.6	4.0	22.7	45.1
Exploration and business development	9.4	3.1	5.1	9.8	28.4	1.5	6.9	39.8	104.0
General and administrative	-	-	-	-	-	-	-	65.3	65.3
Operating earnings (loss)	$394.4	505.0	119.1	312.2	50.0	106.2	(11.1)	(130.6)	$1,345.2
Other expense - net									(33.0)
Finance income									11.6
Finance expense									(68.1)
Earnings before tax									$1,255.7

Capital expenditures for the six months ended June 30, 2025(c)	$189.9	70.2	45.4	92.4	72.6	62.7	45.8	8.3	$587.3

13

KINROSS GOLD CORPORATION

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2026 and 2025

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

	Operating segments						Non-operating segments
	Tasiast	Paracatu	La Coipa	Fort Knox(a)	Round Mountain	Bald Mountain	Great Bear	Corporate and other(b)	Total
Property, plant and equipment at
June 30, 2026	$2,403.8	1,575.1	263.8	865.1	552.1	376.3	1,786.9	682.1	$8,505.2

Total assets at
June 30, 2026	$3,384.4	2,550.3	780.6	1,586.1	806.5	532.4	1,808.7	2,147.6	$13,596.6

	Operating segments						Non-operating segments
	Tasiast	Paracatu	La Coipa	Fort Knox(a)	Round Mountain	Bald Mountain	Great Bear	Corporate and other(b)	Total
Property, plant and equipment at
December 31, 2025	$2,398.4	1,600.8	292.3	978.4	466.7	246.1	1,707.4	599.3	$8,289.4

Total assets at
December 31, 2025	$3,122.3	2,248.8	750.2	1,662.8	728.1	412.1	1,713.9	1,772.9	$12,411.1

(a)	The Fort Knox segment includes Manh Choh.
(b)	Corporate and other includes corporate, shutdown and other non-operating assets, including Kettle River-Curlew, Lobo-Marte and Maricunga.
(c)	Segment capital expenditures are presented on an accrual basis and include capitalized interest. Additions to property, plant and equipment in the interim condensed consolidated statements of cash flows are presented on a cash basis.

13.	COMMITMENTS AND CONTINGENCIES

i.	Commitments

Leases

The Company has a number of lease agreements involving office space, buildings, vehicles and equipment. Many of the leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. Leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis. Total lease liabilities of $16.5 million were recorded as at June 30, 2026.

Purchase commitments

At June 30, 2026, the Company had future commitments of approximately $1,589.7 million for capital expenditures.

ii.	Contingencies

General

Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

Maricunga regulatory proceedings

In May 2015, Chilean environmental enforcement authority (“SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells.

In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal.

14

KINROSS GOLD CORPORATION

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2026 and 2025

(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above). On November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal required CMM to, among other things, submit a restoration plan to the SMA for approval. CMM appealed the Valle Ancho ruling to the Supreme Court. The CDE appealed to the Supreme Court in both cases and asserted in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. On January 7, 2022, the Supreme Court annulled the Tribunal’s rulings in both cases on procedural grounds and remanded the matters to the Tribunal for further proceedings. In parallel, in December 2020, CMM began discussions with the CDE to resolve the case through the filing of a reparation plan (“PdR”). The PdR is aimed at supporting the natural recovery that the wetlands have sustained since pumping stopped, as well as implementing other supplemental value enhancement actions in the basin. The cases before the Tribunal are currently stayed pending ongoing settlement discussions.

In November 2025, CMM submitted the fifth version of the PdR to the CDE along with a draft settlement agreement. The settlement agreement’s core commitment is the execution of the PdR. The total cost of the PdR is estimated at $19.8 million. The PdR and the settlement agreement were presented to both the CDE’s Environmental Committee and the Council and were approved during their sessions on December 23, 2025, and January 6, 2026, as applicable. The settlement (along with the PdR) was presented to the Environmental Court on March 10, 2026 for final approval. The timeframe for this approval is expected to be in the second half of 2026. The parties are now separately working on a protocol for the follow-up of the PdR’s actions and obligations and approvals of milestone fulfillments.

14.	CONSOLIDATING SUMMARY FINANCIAL INFORMATION

The obligations of the Company under the senior notes are guaranteed by the following 100% owned subsidiaries of the Company (the “guarantor subsidiaries”): Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., KG Mining (Bald Mountain) Inc., Great Bear Resources Ltd., and Compania Minera Mantos de Oro. All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional, subject to certain customary release provisions contained in the indenture governing the senior notes. The guarantees are unsecured senior obligations of the respective guarantor subsidiaries and rank equally with all other unsecured senior obligations. The guarantees are effectively subordinated to any secured indebtedness and other secured liabilities of the respective guarantor subsidiaries. The obligations of each guarantor subsidiary under its respective guarantee are limited to an amount not to exceed the maximum amount that can be guaranteed by law or without resulting in its obligations under such guarantee being voidable or unenforceable under applicable laws relating to fraudulent transfer, or under similar laws affecting the rights of creditors generally.

The following tables contain consolidating summary financial information related to the guarantor subsidiaries. For purposes of this information, the financial statements of Kinross Gold Corporation and of the guarantor subsidiaries reflect investments in subsidiary companies on an equity accounting basis.

As at June 30, 2026 and December 31, 2025

	Kinross Gold Corp.		Guarantor Subsidiaries		Non-Guarantor Subsidiaries		Consolidation Adjustments(a)		Consolidated
	Q2 2026	Q4 2025	Q2 2026	Q4 2025	Q2 2026	Q4 2025	Q2 2026	Q4 2025	Q2 2026	Q4 2025
Current assets	$1,401.5	$1,434.8	$2,690.6	$2,590.0	$4,407.5	$4,435.3	$(4,257.9)	$(5,171.6)	$4,241.7	$3,288.5
Non-current assets	9,450.7	8,282.5	6,103.5	5,941.8	26,648.4	26,877.2	(32,847.7)	(31,978.9)	9,354.9	9,122.6
Current liabilities	321.4	261.3	1,776.2	2,082.6	3,626.9	4,227.3	(4,257.9)	(5,171.6)	1,466.6	1,399.6
Non-current liabilities	877.5	880.0	1,007.9	1,025.9	849.6	1,022.3	(379.6)	(610.8)	2,355.4	2,317.4

For the six months ended June 30, 2026 and June 30, 2025

	Kinross Gold Corp.		Guarantor Subsidiaries		Non-Guarantor Subsidiaries		Consolidation Adjustments(a)		Consolidated
	Q2 2026	Q2 2025	Q2 2026	Q2 2025	Q2 2026	Q2 2025	Q2 2026	Q2 2025	Q2 2026	Q2 2025
Revenue	$3,293.7	$2,325.0	$3,087.8	$2,027.1	$1,320.6	$879.0	$(3,056.3)	$(2,005.1)	$4,645.8	$3,226.0
Net earnings (loss) attributable to common shareholders	1,687.2	898.7	1,236.2	614.0	4,181.1	1,377.3	(5,417.3)	(1,991.3)	1,687.2	898.7

(a)	Consolidation adjustments represent the necessary amounts to eliminate the intercompany balances between the Company, the guarantor subsidiaries and other subsidiaries to arrive at the information for the Company on a consolidated basis.

15